                                                                       Exhibit 2

                             ANNUAL INFORMATION FORM

                              dated March 29, 2004


                      For the year ended December 31, 2003

                               ACETEX CORPORATION


                             750 World Trade Centre
                                999 Canada Place
                                 Vancouver, B.C.
                                     Canada
                                     V6C 3E1

                                TABLE OF CONTENTS

CERTAIN REFERENCES..............................................................1

Item 1 - Incorporation..........................................................1

Item 2 - General Development of the Business....................................3

Item 3 - Narrative Description of the Business..................................3

Item 3A - Risk Factors..........................................................34

Item 4 - Risk Factors...........................................................34

Item 5 - Selected Consolidated Financial Information............................48

Item 6 - Market for Securities..................................................68

Item 7 - Directors and Officers.................................................68

                               CERTAIN REFERENCES

     As used herein, unless the context otherwise indicates, a reference to "Acetex" or the "Company" refers to Acetex Corporation, an Alberta, Canada corporation, together with its direct and indirect subsidiaries. References to subsidiaries of the Company as "wholly owned" by the Company may in certain cases refer to a subsidiary the shares of which are partially held by a director or officer of the Company or of such subsidiary in order to comply with local law.

     References to "tonnes" are to metric tonnes (equivalent in weight to 2,204.6 pounds) and, unless the context otherwise indicates, are given on a per annum basis. References to "production capacity" at the Company's facilities are to the Company's estimates based on per day production capacity rates for the relevant facility multiplied by the number of days in a calendar year during which the relevant facility operates, adjusted for scheduled shutdowns.

     References to "dollars", "$" or "US$" are to United States dollars, references to "C$" are to Canadian dollars and references to EURO are to Euros. Unless otherwise indicated, any amounts herein expressed in a currency other than United States dollars that are parenthetically accompanied by a convenience translation into dollars have been translated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 29, 2004. The Noon Buying Rate on March 29, 2004 was C$1.31 per US$ and ..82 EURO per US$.

     The Company's common stock is publicly traded on the Toronto Stock Exchange under the symbol "ATX".

ITEM 1 - INCORPORATION

The Company is a holding company and was incorporated under the laws of Alberta, Canada on December 1, 1994 as 634071 Alberta Ltd. On December 21, 1994, Articles of Amendment were filed wherein the name of the Company was changed to its present name. The principal office of the Company is 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1, Canada. The following diagram sets forth the corporate structure of the Company and certain of its subsidiaries (including jurisdictions of organization):

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                                      - 2 -

Unless otherwise indicated, the Company owns 100% of the outstanding share capital of each entity shown below (except for directors qualifying shares, where applicable)

                         ------------------------
                            ACETEX CORPORATION
                                (ALBERTA)
                         ------------------------
                                      |
      -----------------------------------------
     |                      |         |        |
     |                      |         |        |
-------------------         |         |  ---------------
3083829 Canada Inc.         |         |    Acetex B.V.
     (Canada)               | 90%     |   (Netherlands)
-------------------         |         |  ---------------
         |                  |         |        |
         |                  |         |        |
          --------------    |         |        |
            10%         |   |         |        |
                   -----------------  |  ---------------
                      Acetex LLC      |  Transatlantique
                      (Delaware)      |    Chimie S.A.
                                      |     (France)
                   -----------------  |  ---------------
                                      |        |
                                      |        |
                                      |  ---------------
                                      |      Acetex
                                      |    Derivatives  ----------------|
                                      |        SAS          |           |
                                      |     (France)        |           |
                   -----------------  |  ---------------    |           |
                    AT Plastics Inc.--         |            |           |
                        (Ontario)              |            |           |
                   -----------------           |            |           |
                           |             ---------------    |           |
                           |              Acetex Chimie     |           |
                           |                  S.A.       ---|           |
                   -----------------        (France)     -----------|   |
                     Alberta AG-         ---------------            |   |
                   Industries Ltd.             |                    |   |
                      (Alberta)                |                    |   |
                   -----------------     ---------------            |   |
                                              Erkol                 |   |
------------------                           (Spain)                |   |
Operating Entities                       ---------------         ---------------
------------------                             |                     ACETEX
                                               |  45%            INTERMEDIATES,
                                         ---------------               SAS
                                          Erfei, A.I.E.             (FRANCE)
                                             (Spain)             ---------------
                                         ---------------

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                                      - 3 -

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

Effective February 9, 1995, Acetex Corporation ("Acetex") acquired the outstanding shares of Acetex Chimie S.A. ("Acetex Chimie") and Erkol S.A. ("Erkol"), both former subsidiaries of Rhone-Poulenc S.A. ("Rhone-Poulenc"), which operated certain of the acetic acid and acetic acid derivative businesses of Rhone-Poulenc located in France and Spain, respectively (the "Acetyls Business").

On August 5, 2003 Acetex completed an arm's length acquisition transaction with AT Plastics pursuant to which AT Plastics was amalgamated with a subsidiary of Acetex and each shareholder of AT Plastics received 1/6 of an Acetex share for each AT Plastics share held. Acetex also assumed AT Plastics' employee stock option plans and, subject to certain adjustments, outstanding warrants of AT Plastics. AT Plastics operates a specialty polymer resins and film business in Alberta, Canada (the "Plastics Business").

Concurrent with the acquisition of AT Plastics Acetex completed an increase to its bond indenture raising a face amount of U.S. $75 million 10 7/8% senior notes due August 1, 2009. The net proceeds of that offering were applied together with a portion of cash on hand to the repayment of term debt and related interest and fees of AT Plastics.

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS

ACETYLS BUSINESS

INDUSTRY AND COMPETITIVE OVERVIEW

GENERAL

The Acetyls industry consists primarily of acetic acid and VAM but also includes other downstream acetic acid derivatives that are ultimately used in the production of water based paints and solvents, adhesives, paper, beverage containers and textiles. Nexant CHEMSYSTEMS believes demand drivers for these products include general economic consumption, consumer preference for water-based interior paints as well as end use markets such as polyester fibres and textiles, plastic packing and pharmaceuticals.

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                                      - 4 -

Nexant CHEMSYSTEMS estimates that, in 2003, European manufacturers produced approximately 1.25 million tonnes of acetic acid and 800,000 tonnes of VAM. The table below displays acetic acid and VAM capacity and demand by geography for the year ended December 31, 2003:

                                                          ACETIC ACID                      VAM
                                                  --------------------------    --------------------------
                                                    CAPACITY        DEMAND        CAPACITY        DEMAND
                                                  --------------------------------------------------------
                                                    (In thousands of tonnes per year, except percentages)
North America...................................  2,625    32%   2,096    32%   1,599    34%   1,200    28%
Western Europe..................................  1,355    16%   1,546    23%     890    19%     850    20%
Eastern Europe..................................    557     7%     148     2%       0     0%      96     2%
Asia & Pacific..................................  3,612    44%   2,263    34%   1,997    42%   1,791    42%
Other...........................................    106     1%     529     8%     245     5%     323     8%
Total...........................................  8,255   100%   6,582   100%   4,731   100%   4,259   100%

Source Nexant CHEMSYSTEMS

ACETIC ACID

The acetic acid industry, as estimated by Nexant CHEMSYSTEMS, is a $2.86 billion market based on 2003 global demand of approximately 6.58 million tonnes. The global acetic acid industry is comprised of a limited number of producers, including Acetex, BP Chemicals Ltd. ("BP"), Celanese AG ("Celanese"), Kyodo Sakusan and Millennium. The European market, which accounts for more than 85% of Acetex' revenues, represents approximately 23% of global demand. The two largest producers in the European market, Acetex and BP, accounted for 85% of total European production in 2003 based on installed capacity and an average West European industry operating rate of 92% in 2003. Nexant CHEMSYSTEMS estimates that European acetic acid consumption will grow at an annual average rate of 2.2% through 2006, driven by an increased demand for products derived from acetic acid, including VAM, acetic anhydride, PET for beverage containers, and water based paints and solvents.

Acetic acid producers, such as Acetex, BP and Celanese, typically have integrated production processes that captively use acetic acid to produce VAM and other derivatives. Acetic acid that has not been used by the producers' captive processes is sold into the merchant market. Acetic acid is traded globally primarily between the United States, currently a net exporter, and Europe, currently a net importer.

Europe has, in recent years, become more reliant on imports of acetic acid due to continued demand, limited capacity expansions, and the closure of old, high-cost facilities in the region. For example, in 2000, Celanese closed two old plants in Germany, representing 16% of European capacity. Nexant CHEMSYSTEMS expect a new capacity of around 1.26 million tonnes to come online by the end of 2006. According to Nexant CHEMSYSTEMS global capacity is expected to grow 15% over this period while

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                                      - 5 -

European capacity is likely to be further downsized with the likely closure of other high cost facilities. As a result of increasing demand and limited additional capacity, Nexant CHEMSYSTEMS expects that Europe will continue importing acetic acid in the near future.

The Company estimates that the average price of acetic acid in Europe 2003 was 12% higher than the 2002 average due to high methanol feedstock costs at the end 2002 and in the first half of 2003. Longer term, Nexant CHEMSYSTEMS expects that the absence of new supply will support price stability.

VAM

Nexant CHEMSYSTEMS estimates that the global market for VAM is approximately $3.1 billion, based on 2003 demand of approximately 4.26 million tonnes. The global VAM market is comprised of a limited number of producers, including Acetex, Celanese, BP, Dairen, Dow, DuPont, and Millennium. In 2003, European VAM capacity was approximately 890 tonnes per year, representing 19% of global production capacity. Acetex, BP and Celanese represented 89% of VAM production capacity in Europe in 2003. Nexant CHEMSYSTEMS forecasts that the growing demand for resins in automobile safety glass and water-based adhesives and paints, will increase global VAM consumption, which is expected to grow at an average annual rate of approximately 2.3% through 2006.

Like the acetic acid market, certain large VAM producers have integrated methods that use VAM captively to produce polyvinyl acetate, PVOH and other acetic derivatives. The balance of VAM is sold into the merchant market for third party use. VAM is a global market in which the United States has been traditionally a net exporter. Europe has historically been a major net importer of VAM due to steady demand growth and limited new capacity in the region. In 2001, BP started up its EuroVAM project in the U.K. and simultaneously closed an old, high-cost U.K. plant. Furthermore, Enichem closed its 55,000 tonne VAM plant in Italy, which formerly supplied BP through a tolling agreement. The net increase in capacity was therefore only 70,000 tonnes.

According to Nexant CHEMSYSTEMS, there are no announced capacity increases in Europe through 2006 although small debottlenecks may be possible. As a result, demand growth is expected to continue to outpace production, which will require that European consumers import VAM from North America and Asia.

The Company estimates that European average prices in 2003 were 13% higher than those of 2002 due to higher ethylene prices. According to Nexant CHEMSYSTEMS, strong demand for VAM, plant closures in Europe and limited new replacement supply are together expected to support price stability.

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                                      - 6 -

ACETIC ACID DERIVATIVES

PVOH. According to Nexant CHEMSYSTEMS global sales in 2003 for PVOH were approximately $2.5 billion. In 2003, the global demand for PVOH was approximately 1.4 million tonnes. The largest producers of PVOH include Acetex, Celanese, Chang Chung, DuPont, Kuraray and Nippon Gohsei. Demand growth for PVOH is expected to be driven largely by increased consumption of polyvinyl butyral ("PVB"). PVB is consumed in a variety of applications including primarily in the manufacture of laminated film for automobile safety glass.

ACETIC ANHYDRIDE. According to Nexant CHEMSYSTEMS Acetic anhydride is estimated to be a $1.4 billion global market in 2003 based on production of approximately
1.89 million tonnes. Demand for acetic anhydride is driven by the production of cellulose acetate, pharmaceuticals (such as aspirin and paracetamol), bleaching agents for detergents, dyes and agro-chemicals. Acetic anhydride production accounts for 13.5% of the global market consumption of acetic acid as acetic anhydride can also be made from coal (Eastman in US) and in swing plants using the process of reacting methyl acetate with carbon monoxide in an analogous method to most commercial acetic acid processes. Demand growth for acetic anhydride will be restrained by limited growth in cigarette filter tow and fibre and plastic applications. According to Nexant CHEMSYSTEMS, the acetic anhydride market is expected to grow at 1.3% per annum through 2004.

ACETATE SOLVENTS. The global market for acetate solvents was approximately $0.86 billion in 2003. These chemicals are water based and are used in inks, paints and coatings, and pharmaceuticals. The total demand for acetate solvents was approximately 1.28 million tonnes in 2003 and the Company states it will gradually increase due to growing demand for environmentally friendly interior paints and coatings.

PURIFIED TEREPHTHALIC ACID . Of total acetic acid consumption, approximately 20.4% is used as feedstock for the production of purified terephthalic acid ("PTA"). The global PTA market was approximately $21 billion for 2003. European producers accounted for 10.9% of global capacity and produced 28.3 million tonnes in 2003. PTA is used to make polyethylene terephthalate ("PET") for beverage and household product packaging and for polyester fibre for carpeting. Demand for PET is driven by its attractive environmental and cost profile, which has prompted beverage manufacturers to switch from glass to PET bottles for soft drinks and beer. While PET production is the primary growth driver for PTA, it is also used in polyester textiles, engineering polymer production, polybutylene terephthalate and polytrimethylene terephthalate performance fibre. Nexant CHEMSYSTEMS anticipates that global demand for PTA will grow at an annual rate of 5.7% through 2004.

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                                      - 7 -

COMPETITION

According to Nexant CHEMSYSTEMS, the Acetyls industry consists of a limited number of high-volume producers, such as Celanese and BP, several medium sized producers, such as Acetex, Eastman, Daicel and Millennium, and a large number of small producers. The industry is highly competitive, with competition primarily based on reliability of supply, including proximity to customers, process technology and price. Competition in Europe is principally among BP, Acetex and Celanese.

Depending on market conditions, other producers also compete in Europe. On a global basis, North American producers have historically been viewed as the lowest-cost acetic acid producers. Due to lower regional cost structure, North American prices for acetic acid and VAM have historically been lower than corresponding European prices. European producers supplying the local market, however, benefit from lower transportation costs and duties levied on imports from the United States and Asia, which offset the cost advantage enjoyed by United States producers. European producers typically have lower transportation costs due to their ability to supply product to customers directly, without transhipment through terminals or third parties.

The diagram below provides a summary of the major global end-uses of acetic acid in 2003:

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                                      - 8 -

--------------
   Vinyl
Acetate (45%)   ------------------------------
   [3.8%]                                     |
--------------                                |  -------------
                                              |--  Polyvinyl  --Textiles,
--------------                                |     Acetate     Coatings,
   Acetic                                     |  -------------  Adhesives
  Anhydride     ----Cellulose Acetate         |
 (13%)[1.1%]     |  for Fibres, Film and      |  -------------
--------------   |  Cigarette Filter Tow      |--  Polyvinyl  --Coatings,
                 |                            |     Alcohol     Adhesives,
                 ---Dyestuffs,                |  -------------  Fibres
                    Agrochemicals,            |
--------------      Pharmaceuticals,          |  -------------
   Acetate          Specialities              |--    EVA      --Adhesives
Esters (15%)                                  |   Copolymers
   [3.1]        ----Coatings, Inks            |  -------------
--------------                                |
                                              |  -------------
--------------                                |--    EVOH     --Barrier Films
 Monochloro                                   |   Copolymers
Acetic Acid     ----Carboxymethyl Cellulose,  |  -------------
  (3%)[3.0]         Pharmaceuticals,          |
--------------      Agrochemicals             |  -------------
                                              |--   PVC/PVA   --Construction
--------------                                |    Copolymers   Applications
  Purified      ----Polyester (PET), Fibres   |  -------------
Terephthalic        and Resins                |
--------------                                |  -------------
                                              |--  Polyvinyl  --Glass Lamination
--------------                                |     Butyral
 Isophthalic                                  |  -------------
 Acid (0.3%)    ----Thermoset Resins,         |
    [6.2]           Coatings,                 |  -------------
--------------                                |--Miscellaneous
                                              |    End uses
--------------                                |  -------------
Food Industry/
Miscellaneous
  (3%)[2.6]
--------------

"[ ]" DENOTES AVERAGE ANNUAL GROWTH RATES FOR ACETIC ACID INTO THESE RESPECTIVE DERIVATIVES FOR THE 2003 2010 PERIOD

PROCESS TECHNOLOGY

According to Nexant CHEMSYSTEMS the Monsanto Process is widely viewed as the lowest-cost acetic acid process technology and the forerunner of most advances in acetic acid technology today. Under the Monsanto Process, acetic acid is produced through the carbonylation of methanol, a process whereby methanol is converted into methyl iodide and then reacted with carbon monoxide in the presence of a rhodium-halide catalyst. Due to restricted access to the Monsanto Process, a number of acetic acid producers utilize other production technologies, the most common of which is acetaldehyde derived from ethylene or occasionally acetylene. As the Monsanto Process is more efficient than these alternatives and the costs for methanol have historically been lower than costs for ethylene, producers using the Monsanto Process have been able to compete more effectively on the basis of price. The Monsanto Company developed the Monsanto Process in the early 1970s and sold the related patents and know-how to BP in 1986. Access to the Monsanto Process has been limited as BP has selectively licensed the technology to a limited number of producers.

The lack of cost-effective alternative process technologies has limited additional competition from producers desiring to enter the market. In the markets where Acetex sells most of its products, its major competitors have access to the same Monsanto Process. However, most of these competitors also have

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                                      - 9 -

acetic acid production utilizing other generally higher cost processes. A majority of the world's acetic acid capacity is based on the Monsanto Process or enhancements.

The Company believes that most of the patents relating to the Monsanto Process have expired. As a result, existing producers and other potential competitors may have access to the Monsanto Process for new and expanded facilities. Furthermore, there is no evidence to suggest that the holders of the current technology are willing to license it to competitors.

Technical improvements to the Monsanto Process have been patented and applied by BP, Celanese, Acetex and others to their Monsanto-based acetic acid plants. These changes, based on the use of different catalysts, generally increase the capacity of existing acetic acid plants, thereby reducing the fixed operating costs per tonne of acetic acid.

Other processes to make acetic acid are being developed and could be commercialized over the medium term according to Nexant CHEMSYSTEMS. These include processes based on ethane and butylene-rich petrochemical streams.

ACETIC ACID, VAM AND METHANOL PRICES

The prices for acetic acid and VAM are not publicly posted on a regular basis. The majority of European acetic acid and VAM is sold on a quarterly contract price basis. Supply contracts generally specify a minimum and a maximum volume.

The Rotterdam contract price is the main indicator of methanol prices for Europe. This price is negotiated quarterly between major customers and suppliers in Europe. Minimum and maximum volumes are generally specified in supply contracts. Methanol is also sold on a spot price which is quoted on a daily basis.

ACETEX' PRODUCTS

The principal products of the Company's acetyls business's are acetic acid and VAM which together represented more than 70% of the Business's sales for 2003. Acetex' products also include acetic acid derivatives: acetic anhydride, polyvinyl alcohol, polyvinyl acetate, and acetate solvents. The products are sold throughout Europe. The following table sets forth certain production volume information relating to Acetex' products:

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                                     - 10 -

                                           YEAR ENDED DECEMBER 31,
                                      --------------------------------
                                      1999   2000   2001   2002   2003       PRODUCTION FACILITY
                                      ---------------------------------------------------------------
                                            (thousands of tonnes)
Acetic acid:
       Total produced..............    358    360    386    377    385   Pardies Plant
       Captive use (a).............    188    171    175    152    158
VAM
       Total produced..............    141    130    143    139    134   Pardies Plant
       Tolled (b)..................     40     42     39     37     42   Celanese Iberica S.L. and
                                                                         Dairen, Taiwan
       Captive use (a).............     30     31     30     34     37
Acetic Anhydride
     Produced .....................      -      -      -     12     28   Rhodia's Roussillon Facility
     Tolled (b)....................     27     27     26     16      -   Acetex' since July 2002
Polyvinyl Alcohol
     Produced:.....................     16     18     17     18     19   Tarragona and Guardo Plants
Polyvinyl Acetate
     Produced:.....................    0.8    0.6    0.7    2.2    3.7   Guardo & Roussillon Plant
Acetic Solvents (c)
     Tolled (b)....................     34     14     12      -      -   Rhodia's Melle and
                                                                         Pont-de-Claix Facilities

(a) Represents the portion of acetic acid or VAM production, as the case may be, used as a feedstock in downstream production of the Company's other products.

(b) Represents toll manufacturing arrangements whereby the Company delivers acetic acid to Rhodia, CISL and Dairen for reprocessing into certain acetic acid derivatives and VAM, respectively, which are then sold or used by the Company. The Roussillon facility was acquired by Acetex in July 2002.

(c)  All Acetic Solvents tolling agreements were terminated before 2002.

ACETIC ACID

Acetic acid is a key chemical intermediate with applications in a wide range of industrial and commercial end products and is the principal feedstock for VAM and acetic acid derivatives. For the year ended December 31, 2003, the Company produced 385,422 tonnes of acetic acid at the Pardies facility of which approximately 60% was sold in the merchant market with the balance used in the production of VAM and acetic acid derivatives.

VAM

VAM is the principal acetic acid derivative product and is a key chemical intermediate used in the production of polyvinyl alcohol, polyvinyl acetate, ethylene vinyl acetate and ethylene vinyl alcohol,

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                                     - 11 -

which are principally used in the production of solvent-free adhesives, paints and resins. For the year ended December 31, 2003, the Company produced 133,536 tonnes of VAM at the Pardies Plant and 41,567 tonnes via tolling arrangements with CISL for a total of 175,103 tonnes, of which the Company sold approximately 80% in the merchant market, with the remaining production used by the Company in its production of polyvinyl alcohol and polyvinyl acetate.

ACETIC ACID DERIVATIVES

ACETIC ANHYDRIDE

Acetic anhydride is primarily used in the production of cellulose acetate (which is used in the production of tow for cigarette filters), pharmaceuticals, bleaching agents for detergents, dyes and agro-chemicals. Until July 2002 the Company's acetic anhydride was produced pursuant to a toll manufacturing agreement with Rhodia (the "Toll Manufacturing Agreement") at its chemical plant in Roussillon, France. Since Acetex purchased the assets on June 30, 2002, it produces acetic anhydride (as well as polyvinyl acetate for chewing gum) on the site. In 2003, 27,861 tonnes of acetic anhydride were produced and sold in the merchant market.

POLYVINYL ALCOHOL AND POLYVINYL ACETATE

The Company produces up to 50 grades of polyvinyl alcohol, differing in the degree of viscosity and hydrolysis, which are used in a variety of products and industries including adhesives, coatings, textiles, paper and polyvinyl butyral. Polyvinyl acetate is used in the production of plastics and chewing gum. In 2003, the Company produced 18,865 tonnes of polyvinyl alcohol and 3,737 tonnes of polyvinyl acetate. These are sold in the merchant market.

PRODUCTION PROCESS

The Pardies Plant produces acetic acid using the Monsanto Process and VAM using an acetylene process. The integrated design of the Pardies Plant provides Acetex with the ability to use product streams as feedstocks for further derivative products or for sale to third parties, as illustrated below:

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                                     - 12 -

                                                           -------------------
                                                    ------   Merchant Market
                                                   |       -------------------
                                                   |
----------------                      --------  ---        --------------------
    Methanol    ---------------------  Acetic   ---------- Acetic Anhydride (4)
  (Open Market)                  ---- Acid (2)                 (Roussillon)
----------------                |     --------  ---        --------------------
                                |        |         |
                                |        |         |       --------------------
                                |        |          ------       VAM (CISL)
                                |        |                 --------------------
----------------              --------   |
     Norsk      -------------  Carbon     -----            --------------------
     Hydro          ---   |-- Monoxide         |  --------   Merchant Market
----------------   |   |---   --------         | |         --------------------
                   |   |                       | |
                   |   |                       | |         ---------------------
----------------   |   |                       | |      -- Polyvinyl Acetate (5)
  Natural Gas   ---|   |    ------------      -------  |   (Guardo & Roussillon)
    (G.S.O.)       |   |--- Acetylene(1) ---- VAM (3) -    ---------------------
----------------   |   |    ------------      -------
                   |   |                         |         --------------------
----------------   |   |                         |         Polyvinyl Alcohol (6)
     Oxygen     ---|   |    ------------          -------- (Tarragona & Guardo)
  (Air Liquide)    |   |---- Hydrogen(1) -------           --------------------
----------------   |   |    ------------        |
                   |   |                        |               -----------
                    ---                          -------------- Norsk Hydro
                                                                -----------

|                     |                         |
| ---- Suppliers ---- | ---- Pardies Plant ---- |
|                     |                         |

(1) Oxygen and natural gas are burned at high temperatures and subsequently cooled, thereby producing acetylene, carbon monoxide and hydrogen. Hydrogen and carbon monoxide are removed in a separation unit and the resulting product is acetylene. The carbon monoxide is used in the production of acetic acid; the hydrogen is sold to Norsk Hydro, which owns and operates a chemical production facility at the Pardies Complex; the acetylene is used in the production of VAM by the Company. In order to increase production of acetic acid by 70,000 tonnes/year, the Company has been purchasing carbon monoxide from Norsk Hydro since 1997.

(2) Acetic acid is produced at the Pardies Plant pursuant to the Monsanto Process by reacting carbon monoxide with methanol and passing the mixture over a rhodium-halide catalyst.

(3) VAM is produced at the Pardies Plant by reacting acetic acid with acetylene and passing the mixture over a zinc acetate catalyst.

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                                     - 13 -

(4) Acetic acid produced at the Pardies Plant is also the principal feedstock in the production of acetic anhydride at Roussillon. Acetic anhydride is produced using the ketene process, which breaks down acetic acid into ketene and water. The resulting ketene is then reacted with acetic acid to form acetic anhydride.

(5) VAM produced by the Company at the Pardies Plant is the principal feedstock for the Company's polyvinyl alcohol and polyvinyl acetate production at Guardo. VAM produced through CISL is the principal feedstock for polyvinyl alcohol production at Tarragona and polyvinyl acetate production in Roussillon. Polyvinyl alcohol is produced by polymerizing VAM to form polyvinyl acetate, which is then hydrolyzed to form polyvinyl alcohol. During an intermediate stage of producing polyvinyl alcohol, methyl acetate is formed. Methyl acetate may be broken down into its component parts of methanol, for reutilization in the production of polyvinyl alcohol, and acetic acid, for reutilization in the production of VAM, or sold in the merchant market.

SALES AND MARKETING

SALES

Acetex' acetyls products are generally sold to a limited number of large-volume customers, many of whom are among the largest chemical companies in Europe. Most of the Company's sales are made pursuant to long-term sales contracts, ranging from two to three years. For 2003, Atofina, ICI and Rhodia accounted for approximately 25% of Acetex' total revenues

The following table sets forth the geographic breakdown by percentage of gross sales of acetyl products for 2003.

                                             Percentage of
                      Country/Region           2003 Sales
                      --------------         -------------
                 France                           23%
                 Spain/Portugal                   15%
                 Italy                            14%
                 Germany                          13%
                 Benelux                          13%
                 UK                                9%
                 Other Europe                      8%
                 Other                             5%
                                                 ---
                                                 100%
                                                 ===

MARKETING

The Company's marketing strategy for its Acetyls Business is to maintain its strong customer base and expand its share of the growing European market. Marketing offices are located in Germany (also covering Austria and Switzerland), Italy, Spain, and the United Kingdom (also covering Netherlands and Scandinavia). Marketing and sales for France and Belgium are served by marketing officers located at the European head office in Neuilly sur Seine, near Paris, France. The Company currently markets and sells its products in other areas mainly through Rhodia's worldwide marketing network pursuant to an agency agreement (the "Agency Agreement") entered into in connection with the Acquisition.

Many of the Company's sales and marketing executives previously worked for Rhodia and were responsible for the marketing and sales of, among other things, acetic acid products. These executives have substantial experience marketing the products and well-established business relationships with Acetex' customers. Sales and marketing executives have regular direct customer contact and generally do not sell through brokers or traders.

RAW MATERIALS

The principal feedstocks for the Company's acetic acid products are methanol and natural gas. The Company has a fixed price methanol supply contract with Saturn to purchase approximately half of its annual requirements. Saturn supplies the Company with methanol produced from Titan Methanol Company's methanol facility in Trinidad. This contract will terminate in 2010 and is automatically renewable on an annual basis thereafter unless ninety days prior notice has been given. The Company purchases its remaining methanol requirements in the merchant market with pricing formulas based on a blend of European spot and contract prices. Methanol prices have historically been cyclical and, in recent periods, highly volatile.

Acetex obtains its oxygen requirements from Air Liquide pursuant to a contract that is due to expire May 7, 2006. The price under this contract is indexed to the Company's cost of electricity. Acetex obtains a portion of its carbon monoxide requirements from Hydro Agri France SA (a subsidiary of Norsk Hydro) pursuant to a contract that is due to expire March 31, 2007. The price under this contract includes a fixed base amount and an additional variable cost based on usage.

The aggregate minimum annual obligation under these contracts concerning methanol, oxygen and carbon monoxide is approximately $28 million.

The Company currently purchases substantially all of its European natural gas requirements pursuant to a contract with GSO which has been recently renewed for one and a half years following its expiry on December 31, 2003. GSO supplies natural gas from the nearby deposit in Lacq, France, by direct pipeline connection to the Pardies Plant and has been the supplier to the Pardies Plant since it came on line.

EMPLOYEES

At December 31, 2003, the Company's acetyls business had a total of 549 employees, with 408 located in France, 132 located in Spain and the balance located in the Company's sales offices and Canadian head office.

All of the Company's employees in France and Spain are covered by chemical workers' collective bargaining agreements. Three French labour unions, the CONFEDERATION GENERALE DU TRAVAIL, the CONFEDERATION FRANCAISE DEMOCRATIQUE DU TRAVAIL and the CONFEDERATION DES CADRES, represent Acetex's employees in France. Two Spanish labour unions, the COMISIONES OBRERAS and UNION GENERAL DE TRABAJADORES, represent the Company's employees in Spain. The Company believes it complies with all legal requirements with respect to providing information to and consulting with labour union representatives.

The Company has not experienced any significant labour strikes or work stoppages in France and Spain and believes that its relations with its employees are satisfactory. In December, 1999 and January, 2000, the Pardies plant was shut down for a total of 6 days, as a result of a strike-lockout triggered primarily by French labour law changes reducing the working week in France from 39 hours to 35 hours. Agreement was reached during the first week of January, 2000 on the application of the new law at the Pardies plant. In 2003, the Pardies site was closed as part of a one day national strike protesting the government's proposal to change retirement laws.

DESCRIPTION OF PROPERTY

PARDIES PLANT

The Pardies Plant, is situated on approximately 220 acres owned by the Company, which forms part of a larger industrial chemical site, in south western France. The acetic acid production capacity is 400,000 tonnes and the VAM production capacity is 150,000 tonnes.

The following table sets forth certain operating and other information with respect to the Pardies Plant:

                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                1999       2000       2001       2002       2003
                                              ---------------------------------------------------
ACETIC ACID
Production capacity (tonnes) (a)              400,000    400,000    400,000    400,000    400,000
Production volumes
     Actual tonnes                            358,018    359,701    385,862    376,752    385,422
     Average daily tonnes                         981        985      1,057      1,032      1,056
     Days operated                                351        328        365        342        329
     Capacity utilization                          90%        90%        96%        94%        96%
     Scheduled shutdowns (days) (b)                 0         31          0         20          0
     Unscheduled shutdowns (days)                  14          6          0          3         36(c)
VAM
Production capacity (tonnes) (a)              150,000    150,000    150,000    150,000    150,000
Production volumes
    Actual tonnes                             140,623    129,964    143,219    138,905    133,536
    Average daily tonnes                          385        356        392        381        366
    Days operated                                 355        333        365        348        340
    Capacity utilization                           94%        87%        95%        93%        89%
    Scheduled shutdowns (days) (b)                  0         28          0         17          0
    Unscheduled shutdowns (days)                   10          4          0          0         25(c)

(a) Calculated to give effect to the average number of days for scheduled shutdowns over a six-year period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(b) During scheduled shutdowns, VAM production can often be more quickly restored, though sometimes at reduced levels, using stored acetic acid and acetylene.

(c) Force majeure was declared for 21 days in August-September 2003 because of an incident in the intermediate syngas storage tank. The other shutdowns were due to a temporary malfunction of the hydrogeneration catalyst and a railroad strike in France.

Due to the proximity of the Pardies Plant to its primary source of natural gas, major transportation centers and Acetex' primary customer base, transportation and other logistical costs have been relatively low and stable. The Pardies Plant is located approximately 50 miles from the Bayonne port, has a direct link to the French national railway network and is close to major trucking routes. The Company believes it has an adequate supply of owned and leased railcars for transporting finished products and raw materials. The Company also maintains shipping contracts, generally for one-year terms, for substantially all of its shipping needs in Europe and procures shipping services on a spot basis for destinations outside Europe.

The Pardies Plant has its own on-site storage facilities for 7,400 tonnes of acetic acid, 4,100 tonnes of VAM and 13,200 tonnes of methanol. In addition, the Company has long-term contracts for the storage of 6,600 tonnes of acetic acid, 3,900 tonnes of VAM and 13,200 tonnes of methanol at the Bayonne port. The Company has additional storage on contract in other shipping ports near major customers in Belgium, France, the United Kingdom, and Spain.

TARRAGONA PLANT AND ERFEI

The Tarragona Plant and Erfei are located on the same industrial site in Tarragona, Spain, south of Barcelona. The Tarragona Plant consists of an 18,000 tonne polyvinyl alcohol production unit. Capacity increased in 2001 by 2,000 tonnes due to the installation of a new reactor in the production unit. The Tarragona Plant schedules twelve day shutdowns approximately every eight months in connection with cleaning and general maintenance of equipment.

The Company holds, through Erkol, a 45% interest in Erfei, a 13-mega watt electrical co-generation facility. Erfei's electricity production is sold to the local branch of Endesa Distribution, a regional Spanish electricity utility that owns a 25% interest in Erfei.

GUARDO PLANT

The Guardo Plant is located in northwest Spain and consists of a 2,300 tonne polyvinyl alcohol production unit and a 1,000 tonne polyvinyl acetate production unit. The Guardo Plant produces polyvinyl alcohol on a batch production basis and, therefore, maintenance is done on an as-needed basis.

ROUSSILLON PLANT

The Roussillon Plant is located in southeast France and consists of a 31,000 tonne capacity acetic anhydride production unit and a 3,700 tonne food-grade polyvinyl acetate production unit. The Roussillon Plant produces both acetic anhydride and polyvinyl acetate on a batch production basis and, therefore, maintenance is done on an as-needed basis.

The Company does not own any real property related to its Acetyls Business other than the Pardies, Tarragona and Roussillon Plants. The Company leases office space for its principal Acetyls Business office in Neuilly sur Seine and the offices of its marketing subsidiaries.

OPERATING AND OTHER MATERIAL AGREEMENTS

MONSANTO PROCESS LICENSE

Acetex holds a non-exclusive license to use the Monsanto Process. The license is fully paid for and is royalty-free. In the markets where the Company sells most of its products, its major competitors have access to the same Monsanto Process. However, most of these competitors also have acetic acid production utilizing other generally higher cost processes as well.

AGREEMENTS WITH RHODIA

In connection with the acquisition of its acetyls business, Acetex entered into a series of agreements with Rhodia. The following is a summary of the principal terms of those agreements in force during 2003

SUPPLY AGREEMENTS

The Company currently has contracts with Rhodia to supply from 48,000 to 53,000 tonnes of acetic acid and 3,000 tonnes of acetic anhydride. The acetic acid contract, currently for 25,000 to 30,000 tonnes was effective January 1, 2000, for a period of five years but has been extended until December 2008. The Company has entered into an agreement with Rhodia to supply an additional 23,000 tonnes per year of acetic acid starting in September 2001 until December 2008. The acetic anhydride contract with Rhodia, as amended is to supply 3,500 tonnes per annum of acetic for the period ending December 31, 2005.

AGENCY AGREEMENT

Acetex continues to use Rhodia's marketing network with respect to countries representing minor or non-strategic markets (outside of Europe). Rhodia charges Acetex an arm's-length commission for the services based on invoiced sales.

CISL AGREEMENT

Rhodia, CISL and Celanese entered into a toll manufacturing agreement (the "CISL Agreement") in November, 1992, pursuant to which CISL produced VAM for Rhodia. In December, 1994, Rhodia and CISL increased the amount of VAM to be produced under the Agreement from 20,000 tonnes to 40,000 tonnes effective October 1, 1995. The CISL Agreement was not transferred to the Company. Rhodia and the Company now operate under an informal arrangement whereby the Company furnishes acetic acid to CISL for processing into VAM under Rhodia's name and Rhodia handles certain administrative matters relating to the CISL Agreement. The Company has indemnified Rhodia for any losses or liabilities it may incur in connection with the Company's material breach or material failure to fulfil Rhodia obligations under the CISL Agreement. The CISL Agreement terminates at the end of September 2005. Negotiations are underway between Celanese and the Company to renegotiate a renewal of the contract.

AGREEMENT WITH DAIREN

During the second quarter of 2001, the Company started receiving VAM under a new tolling agreement entered into with Dairen. Under this agreement, which is for an initial period of three years and is automatically extended unless one year's notice is given, the Company may ship up to 10,000 tonnes of acetic acid to Dairen's VAM facility in Taiwan where it is processed, for a fee to produce up to 15,000 tonnes of VAM. The agreement has not been fully utilized in 2003 due to better market conditions in Europe.

REGULATION

Acetex' operations in France and Spain are subject to national, regional and local laws and regulations, including laws concerning air quality, hazardous and solid wastes, chemical management, water quality, ground pollution and the remediation of environmental pollution relating to its properties and operations. Environmental regulation in France and Spain is also affected by developments in European Union ("EU") law and EU directives. The Company's subsidiaries hold various environmental permits granted by local authorities for operations at its Pardies, Roussillon, Tarragona and Guardo Plants, and are required to conduct their operations in accordance with conditions specified in these operating permits. Plant expansions are also subject to securing environmental operating permits. All such permits are subject to revocation, modification and renewal. The Company believes that its facilities are being operated in compliance in all material respects with applicable environmental, health and safety requirements.

The Company has made and will continue to make the necessary capital expenditures needed for environmental remediation and compliance with applicable environmental requirements. The Company believes that compliance with current environmental requirements in France and Spain will not have a material adverse effect on its future rate of capital expenditures, financial condition or results of operations. However, environmental requirements have changed rapidly in recent years and are expected to evolve rapidly in the future. The Company may be subject to more stringent environmental requirements at various regulatory levels that may require the Company to make substantial additional capital expenditures to repair or upgrade facilities. It is also possible that remedial activities, if required, could interfere with the Company's manufacturing operations. It is difficult to predict the ultimate costs to come into compliance with changing regulatory standards under environmental laws and the time period during which such costs are likely to be incurred.

FRANCE

The Pardies Plant is an INSTALLATION CLASSEE under French environmental law which requires the Company to operate the Pardies Plant pursuant to an authorization from the DIRECTION REGIONALE DE L'INDUSTRIE, DE LA RECHERCHE ET DE L'ENVIRONNEMENT (the "DRIRE"). Because of the additional investments and changes in operations effectuated at the Pardies Plant, the operating permit was amended in 1997, which required the reduction of emission levels and the modification of certain facilities at the Pardies Plant prior to the year 2000. Such operating permit was modified in 1998 and the time period afforded the Company to comply with the requirements of the amended permit was subsequently extended until July 2003. The modifications required by this new permit include: (i) installation of containment devices to protect against spills from railroad cars and tanks; (ii) construction of storage facilities for carbon black generated by operations; and
(iii) construction of ponds to capture run-off water used for fire suppression in the event of a fire. With the permission of the DRIRE, the Company is currently not obligated to construct the run-off ponds until further notice. The other modifications have been made. In the case of railroad cars the DRIRE accepted that the Company install new automated security measures avoiding possible spills instead of containment devices. A portion of the total cost for completion of the requirements imposed by the DRIRE will be borne by Rhodia. Rhodia has agreed to be responsible for approximately EURO 0.8 million with respect to these costs. See "Remedial Actions and Indemnity Agreement" below.

The Company is not in a position to determine what, if any, modifications will be made in the future to the operating permit for its Pardies Plant. Any such modifications could require significant expenditures by the Company or significant changes in the current operating procedures at the Pardies Plant.

In addition, upon a change of control of an INSTALLATION CLASSEE, French law requires the seller of the INSTALLATION CLASSEE to disclose to the buyer all material environmental risks at the site known to the seller and, in certain circumstances, to pay for the costs of remediating any pollution caused by the seller prior to the change of control. As discussed more fully below in "Remedial Actions and Indemnity Agreement", in connection with the sale of the Pardies Plant, Rhodia submitted to the DRIRE a Phase II environmental report in order to permit the DRIRE to determine what, if any, remedial actions would be required of Rhodia. Rhodia and the DRIRE have agreed on the scope of such remedial actions, which have now been performed by Rhodia. The DRIRE has inspected the Pardies Plant and has issued an order of the Prefect ("arrete prefectoral"), confirming Rhodia's completion of the required remedial actions. One aspect of the "ARRETE PREFECTORAL" required Acetex Chimie to assume responsibility for the operation and maintenance of a former landfill used for the disposal of waste from the Pardies Plant, which is located on a parcel of land that has neither been owned nor operated by the Company. Although the costs related to such requirements are not significant, the Company has contested this aspect of the order but has not to date received a revised "ARRETE PREFECTORAL" from the DRIRE exempting it from this obligation.

The Company has notified the DRIRE that following its acquisition of the polyvinyl acetate, acetic anhydride and acetate isopropenyl assets from Rhodia on June 30, 2002, it is now the operator of the Roussillon Plant, which is also an "INSTALLATION CLASSEE." The Company expects the DRIRE to issue a new "ARRETE PREFECTORAL."

In 2002, pursuant to French law requirements, the Company has implemented a security management system ("systeme de gestion de la securite") in the Pardies Plant which was inspected successfully by the DRIRE in September 2002. The Company is still waiting for an agreement on the new carbon black landfill and has started negotiations with third parties to contract out the treatment of carbon black. The Company has received new orders for: (i) reduction of volatile organic compounds; (ii) reduction of water consumption; and (iii) compliance of the vinyl acetate incinerator. The Company has started studies to determine the necessary investments and will negotiate the timetable of implementation.

The site of the Pardies Plant is under Seveso II classification and the Company has been requested to produce a study of the potential impacts of major incidents ("etudes de danger"). The methology of these studies has not been agreed upon and the Company received a new "ARRETE PREFECTORAL" allowing the studies to be made by a third party in 2004. Under the same order, Acetex is requested, together with the other companies on the site, to study the how a major incident affecting one company would affect the others.

ISO 14001 certification of the Pardies Plant was obtained in November 2003.

SPAIN

Spain has adopted the bulk of the EU directives encompassing air quality standards, emission limits, water protection standards and waste disposal rules, and has also adopted a national administrative framework for water protection. Any polluting discharge into water requires a permit from the local authorities (the Confederacion Hidrografica). Spanish environmental legislation generally prohibits the accumulation in the subsoil of toxic or dangerous substances, although there are no precise guidelines either at the EU level or in Spanish national legislation. Criminal and civil penalties exist for violations of Spanish environmental law.

While national legislation applies throughout Spain, administrative oversight, permitting procedures and enforcement used to be primarily local. However, as a consequence of the adoption of the EU directives in Spain (IPPC : 96/61/CE), authority was given to the Environmental Department of the Government (regional level) to (i) make a new and more detailed review of all chemical operating permits already issued by the municipalities and renew their approvals before 2007, and (ii) approve all new activities and expansions of existing units.

In Catalonia, where the Tarragona Plant is located, environmental regulation used to be largely implemented at the level of the greater metropolitan area, with local operating licenses, the primary means of enforcing environmental legislation, issued by the municipal government. Until 2001, the Tarragona Plant had an operating permit issued by the Tarragona municipality. As a consequence of the adoption of the EU directives, the recent expansion of the Tarragona Plant had to be authorized by the Catalonian Government. Erkol, the Company's Spanish subsidiary, took advantage of this opportunity to ask for the complete revision of the Tarragona Plant operating permit. Thus, in August 2001, Erkol was successful in obtaining a global operating permit from the Catalonian Government.

The ISO 14001 and EMAS (Environmental Management and Audit System) certifications of the Tarragona Plant were renewed in 2001.

The Guardo Plant has operating permits issued by the Guardo municipality and the Confederacion Hidrografica, the local representative of the Ministry of Public Works and Transport, which supervises compliance with the plant's water discharge permit. Erkol is waiting for the Castilian Government to start reviewing the Guardo Plant operating permits.

The ISO 14001 certification of the Guardo Plant was obtained in December 2002 and the EMAS certification was achieved in 2003.

REMEDIAL ACTIONS AND INDEMNITY AGREEMENT

In connection with the disposition of the Pardies Plant to Acetex, Rhodia commissioned an environmental consulting firm to prepare both a Phase I environmental report (the "Pardies Phase I Report") and a Phase II environmental report (the "Pardies Phase II Report"). The assessment for the Pardies Phase I Report consisted of a pre-site visit questionnaire, an initial review of available documents, a site visit and further evaluation of relevant information. The assessment for the Pardies Phase II Report, completed in December, 1994, consisted of excavation of test pits, surface soil sampling, installation and sampling of groundwater monitoring wells and collection of surface water samples. The Pardies Phase II Report, along with other data, was submitted to the DRIRE in order to permit the DRIRE to determine the actions (the "Remedial Actions") required to be taken to address certain problems relating to soil and groundwater pollution at the Pardies Plant (the "Identified Problems").

Rhodia is solely responsible for all Remedial Actions required to be taken in connection with the Identified Problems without regard to cost, expense or time. Such Remedial Actions have now been performed at Rhodia's expense. In addition, notwithstanding completion of the Remedial Actions, Rhodia remains solely responsible for any additional remedial measures relating to the Identified Problems that may be required by any governmental agency unless such additional remedial measures (i) are required in connection with a change in environmental law or environmental permits (including a change in the Pardies Plant's operating permit) or (ii) are required as a result of pollution generated jointly by Acetex and Rhodia.

Rhodia has represented that there were no conditions, other than the Identified Problems, existing at the Pardies Plant that could form the basis of environmental liability under laws in effect as of the date of the sale of the Pardies Plant. To the extent that any remedial actions imposed by the DRIRE are not related to the Identified Problems but are related to pollution caused by Rhodia prior to the sale of the Pardies Plant, Rhodia is responsible for the costs of such remedial actions, subject to the $40 million Cap. Any remedial actions required as a result of any change in or cessation of the activities of the Pardies Plant are to be borne solely by the Company.

The Company has identified certain potential contractual breaches relating to the site's compliance with the operating permits regulating the Pardies site at the time of the Acquisition from Rhodia. Rhodia Intermediaires (successor of Rhodia) has agreed in principle to the payment of two claims subject to the assumption of expenses by the Company. In 2003 EURO 0.62 million was paid while the balance of EURO 0.2 million will be invoiced in 2004.

In addition to the Pardies environmental reports, Rhodia and the Company commissioned an environmental consulting firm to complete a Phase II report for the Guardo Plant (the "Guardo Phase II Report"), which has been finalized and submitted to the relevant environmental authorities in order to permit such authorities to determine what actions (the "Guardo Remedial Actions") must be taken to remedy the identified problems (the "Guardo Identified Problems"). The authorities have established the scope of the Guardo Remedial Actions.

Rhodia is solely responsible for all Guardo Remedial Actions required to be taken in connection with the Guardo Identified Problems, without regard to cost, expense or time. Such Guardo Remedial Actions have now been performed by Rhodia. In addition, notwithstanding completion of the Guardo Remedial Actions, Rhodia remains solely responsible for any additional remedial measures relating to the Guardo Identified Problems that may be required by any governmental agency unless such additional remedial measures are remedial actions (i) required in connection with a change in environmental law or environmental permits (including a change in the Guardo Plant operating permit), or (ii) are required as a result of pollution generated jointly by the Company and Rhodia. Any remedial actions required as a result of a change in or cessation of the activities at the Pardies Plant or the Guardo Plant would be borne solely by the Company.

In connection with the acquisition of the polyvinyl acetate, acetic anhydride and acetate isopropenyl assets ("acquired assets") located at Rhodia's Roussillon facility in 2002, Rhodia agreed to fully indemnify the Company for pollution in the Roussillon industrial complex unrelated to the acquired assets. Rhodia also agreed to indemnify the Company pursuant to a declining scale and subject to a deductible and an aggregate limit of EURO 2.25 million with respect to soil and groundwater contamination related to the acquired assets. The environmental consulting firm URS prepared a baseline study to determine the nature and level of pollution at the Roussillon site. Although URS detected low concentrations of certain pollutants (acetic acid and acetone) in the soils that are related to the acquired assets, it is not expected that any remedial action will be required. URS also detected certain pollutants in the soil and groundwater that are not, based on the information provided by Rhodia, generated by the acquired assets, and as to which Acetex is fully indemnified by Rhodia. Accordingly, the Company does not believe that it has any material financial obligations with respect to environmental contamination at the Roussillon complex.

LITIGATION

Acetex is involved in routine litigation incidental to its acetyls business. Such litigation is not, in the opinion of management, likely to have a material adverse effect on the financial condition or results of operations of Acetex.

PLASTICS BUSINESS

GENERAL

AT Plastics develops and manufactures specialty plastic resins ("Specialty Polymers") and film products ("Films") for a number of niche end markets in North America and around the world. Through unique process engineering, AT Plastics has developed proprietary and patented processes designed to meet evolving customer requirements for high quality, specialized products and services. Operating from a manufacturing facility in Edmonton, Alberta, Canada, AT Plastics produces specialty plastic resins and compounds for applications such as thermal laminating, hot-melt adhesives, automotive products, packaging and medical products, as well as film products for horticultural markets. AT Plastics sells its products to over 300 primary customers in the United States, Canada and the rest of the world. In 2003, 72 % of AT Plastics' sales were to US customers, 22 % to Canadian customers and 6 % to customers outside Canada and the US.

INDUSTRY OVERVIEW

The plastics industry is a multi-billion dollar industry consisting of commodity and specialty resin producers, compounders, fabricators, additive suppliers and machinery and equipment manufacturers. Large volume commodity resins include polyethylene, polypropylene, polyvinyl chloride and polystyrene. Specialty and engineering resins include polyamides (nylon), thermoplastic elastomers, polycarbonates and ethylene copolymers such as EVA, ethylene ethyl acrylate ("EEA"), ethylmethyl acrylate ("EMA") and ionomers.

Polyethylene is the most widely used thermoplastic in the world and is one of the principal plastics used in the manufacture of hundreds of consumer and industrial products. In general, polyethylene offers a number of properties suitable for many different end uses. There are three main types of polyethylene:

low density polyethylene ("LDPE"), linear low-density polyethylene ("LLDPE"), and high density polyethylene ("HDPE").

AT Plastics only participates in the LDPE segment of the polyethylene market with a focus on specialty LDPE homopolymers and medium/high EVA copolymers (those with greater than 5% vinyl acetate monomer content). This differentiated segment of the LDPE market is estimated to be approximately 20% of the total LDPE market.

AT Plastics' specialty polymers are used to produce thermal laminating products, hot-melt adhesives, foam, automotive components, pipe, medical tubing and food, industrial, pharmaceutical and other consumer packaging. Being highly specialized and marketed in relatively small quantities, resins for many of these markets tend to be of limited interest to larger producers. These markets also require a high level of product development capability and an intense level of sales and technical service interaction with the customer.

AT Plastics films are used in the agricultural market (silage bages, silage sheeting and lastic tubes), horticultural market (greenhouse and overwintering films) and industrial market (construction film and geo-membranes for pond liners). Films benefits from cost and knowledge sharing with the Specialty Polymer business. AT Plastics films are produced using externally sourced resins as well as captively produced specialty polymer resins, both of which enhance the films' characteristics. Films participates in two specialty markets (Silage and Greenhouse & Nursery) and complements the seasonal nature of these markets with discretionary commodity sales to the construction industry.

The most significant change in AT Plastics' competitive environment in Films has been the active participation of off-shore manufacturers, primarily from Europe and China. The market strategy of European and Chinese producers in the North American films market has been to offer large amounts of low-quality, inexpensive commodity products. AT Plastics' response has been to maintain its market share by offering high-quality specialty products to niche end markets and by emphasizing customer service. Although higher than ever before, pricing has recently showed indications of softening as a result of end-use customers looking for more inexpensive options due to the overall poor economic climate.

COMPETITION

AT Plastics is the only producer of EVA copolymers in Canada. There are three major competing manufacturers of medium and high EVA copolymers located in the United States: DuPont, Equistar and ExxonMobil. In addition, Dow Chemical manufactures EVA primarily for captive use. Most of AT

Plastics' competitors have generally emphasized high volume and low cost commodity polyethylene production. Conversely, AT Plastics has targeted markets for homopolymers and copolymers that require significant proprietary technology, shorter production runs and customer service.

The principal competitors in the high margin segment of the North American horticultural and specialty agricultural film market include Ag-Bag International Limited, Tyco (a division of Tyco Laboratories, Inc.), Klerks Plastic Products (the Netherlands and Belgium ) and Up North. Technology and rigorous quality control represent significant barriers to entry into these markets, as such products must withstand a full range of climatic conditions in order to protect high value crops and animal feed. AT Plastics is one of many suppliers in the construction and commodity agricultural films market in Canada.

PRODUCTS

          The following table sets forth certain sales volume information relating to AT Plastics products:

                                   YEARS ENDED DECEMBER 31,
                            -------------------------------------
                            1999    2000    2001    2002    2003
                            -------------------------------------
                                     (thousands of tones)
Specialty Polymers          120.2   133.2   126.1   131.6   132.2
Films                        12.5    12.0    11.9    12.9    12.7

SPECIALTY POLYMERS

BUSINESS OVERVIEW

Specialty Polymers manufactures EVA copolymers, specialty low-density compounds and homopolymers in a wide range of grades, each of which offers unique performance characteristics. AT Plastics' flexible reactor configuration allows economic production runs tailored to the needs of its customers. This ability to offer multiple product grades with varying VAM content, molecular weight and other properties has been a key component of AT Plastics' specialty copolymers strategy. The Specialty Polymers business strategy is to focus its product mix on EVA copolymers, specialty compounds and other specialty homopolymers. The specialization strategy employed by AT Plastics allows it to reduce its exposure to the cyclical nature of the commodity polyethylene industry.

Specialty Polymers has a nameplate capacity of 150,000 tonnes, which may vary depending on the mix of products produced over any given period. Fiscal 2003 production was 132,900 tonnes, or 88.6% of nameplate capacity, and was influenced by planned maintenance shutdowns, product mix and the proportion of capacity utilized for new product developments

PRODUCTS OVERVIEW

AT Plastics holds a leading market position in the hot melt adhesives, medical, coating and laminating, and automotive end-use markets. In addition, AT Plastics participates in the flexible packaging market, as well as other markets, to maximize the capacity utilization of its plants as well as to capitalize on favourable pricing opportunities.

The following represent some of the end-use markets for AT Plastics specialty EVA and homopolymer resins:

HOT MELT ADHESIVES - AT Plastics sells medium to high EVA copolymers used in adhesives for the consumer packaging, bookbinding, automotive, construction and furniture industries. Environmental regulations are driving customers away from traditional solvent-based adhesives, which may have adverse effects on air quality, to the newer hot-melt technology which uses AT Plastics' products. The North American market for EVA based hot melt adhesives is characterized by a small number of technically sophisticated suppliers offering similar product ranges and customized services.

MEDICAL - AT Plastics supplies EVA copolymers used for medical products, such as medical hoses, tubing and intravenous bags, in which EVAs are replacing polyvinyl chlorides for some film applications. EVA copolymers and specialty LDPE are also used in pharmaceutical packaging, which includes single dose aqueous drugs for inhalation therapy, medical ointment packaging and tablet containers. The high quality standards of this customer group create a strong barrier to entry for competitors, as approvals for new resin suppliers take up to two years. Resins for medical and pharmaceutical applications are often highly specialized and sold in small quantities that are generally of limited interest to larger producers. However, such resins can generate healthy profits for niche end market producers such as AT Plastics.

THERMAL LAMINATING AND EXTRUSION COATING & LAMINATING- AT Plastics sells homopolymer LDPE to the extrusion coating market and EVA copolymers to the thermal laminating market. End uses include snack food packaging, sugar paper and industrial coated products. Thermal lamination films, used for print finishing and document preservation, are replacing solvent and water-based coatings because of environmental concerns and lower costs. This market has a small number of technically sophisticated customers and suppliers.

AUTOMOTIVE - AT Plastics has developed certain EVA copolymer grades for blending with other materials to provide lightweight, easily molded, foamable and temperature resistant materials with good sound dampening properties. EVA's and high melt LDPE's are generally used in the automotive industry for carpet backing and sound dampening sheet and body sealants. AT Plastics' flexible production techniques allow it to compete in this highly specialized, rapidly changing market, in which customers demand high-quality products at reasonable cost.

FLEXIBLE PACKAGING - AT Plastics sells EVA copolymers, homopolymers and compounds to the North American packaging market. AT Plastics focuses on niche, higher margin applications such as food and medical packaging, printed labels, batch inclusion film, and seal layer co-extrusions. The North American flexible packaging film market for LDPE and EVA resins is approximately 2.2 million tonnes per year. AT Plastics' share of this market is small as AT Plastics has redirected its manufacturing capacity to meet the stringent specifications of the more demanding applications in flexible packaging.

OTHER - In addition to the product groups above, AT Plastics sells to other customers that use its specialty copolymers and compounds for a variety of industrial and manufacturing end use applications, including plastic compounds, wax blends, foam and injection molded and blow molded products.

FILMS

BUSINESS OVERVIEW

Films primarily manufactures single and multi-layer specialty films, from internally produced and externally purchased polyethylene commodity resins and specialty polymers. These include horticultural and specialty agricultural films and commodity agricultural and construction films. Agricultural film products include greenhouse and silage films while construction products include film for vapor barriers. AT Plastics holds leading market positions in both the "Greenhouse and Nursery" and "Silage and Grain" storage markets.

Films has a nameplate capacity of 18,100 tonnes, which may vary depending on the mix of products produced over any given period. Fiscal 2003 production was 13,300 tonnes or 73.5% of nameplate capacity. The production of master rolls and subsequent downstream rewinding to the roll length required by the customer has the potential to increase the effective output of the business.

PRODUCTS OVERVIEW

GREENHOUSE AND NURSERY - AT Plastics manufactures greenhouse and nursery films, which have become a cost-effective alternative to glass for greenhouses. AT Plastics now offers the most complete line of horticultural films worldwide, with product lines that include ultraviolet-stabilized, energy-efficient thermal and anti-condensate film. These films, in addition to being cost effective, provide improved energy efficiency, light distribution and anti-condensate control features.

SILAGE AND GRAIN STORAGE - AT Plastics produces silage films and large silage bags for use in on-farm production and storage of silage. Large bags (up to 500 feet long and up to 14 feet wide) are replacing concrete silos and open pit bunkers for the storage and production of silage for animal feed. Concrete silos are expensive to build and silage bags offer lower capital costs. In addition, silage bags can be filled in the field and stored in the field until needed, which eliminates the cost and effort of transporting feed to and from a fixed concrete silo. University studies also indicate that silage produced in bags is more nutritious. AT Plastics is the only supplier of 60 foot silage sheeting in North America. Benefits of large sheeting include reduced waste and labor for the customer.

INDUSTRIAL - Industrial films consist primarily of lower margin products such as vapor barriers used in residential construction and in miscellaneous on-farm applications, such as haystack covers. AT Plastics competes in the industrial films business primarily in order to utilize excess capacity during seasonal production lows.

RESEARCH AND DEVELOPMENT

AT Plastics maintains its market position in specialty and value-added niche end markets through ongoing research and development aimed at advancing its own technology and providing expert technical service to customers using AT Plastics products. This technical capability is an integral part of AT Plastics' marketing strategy. AT Plastics' research and development group establishes relationships with customers through on-going development and support. In Films, programs of applied research have led to advances in mono- and co-extruded films, long-life greenhouse coverings and thinner film with equivalent strength. AT Plastics relies upon and benefits from laws governing trade secrets and proprietary technology to establish and maintain its proprietary rights and is the holder of several patents and trademarks relating to its products and technical processes. AT Plastics also benefits from its knowledge and experience in process engineering and formulations required in the manufacture of its specialty products. These factors represent significant barriers to entry into the markets AT Plastics serves.

RAW MATERIALS

AT Plastics' operating cost structure is primarily dependent on the costs of its raw materials, particularly ethylene, vinyl acetate and commodity resins, which are generally driven by changes in the price of natural gas. Costs for VAM, which are driven by market cycles and fluctuate with the cost of ethylene and supply demand, have been historically volatile and account for approximately 10% of AT Plastics' total production costs.

Ethylene is the major raw material for Specialty Polymers, representing approximately 50% of its cost of sales. In 1999, AT Plastics began purchasing ethylene directly under a long term contract with Novacor Chemicals Ltd. (now NOVA Chemicals Corp.) that has ensured a long-term supply of ethylene for AT Plastics. This new "cost of manufacture-related" contract is expected to continue to provide a favourable ethylene cost, as compared to the contract price of ethylene on the US Gulf Coast. A provision has been made for incremental ethylene supply to support increased volume for potential increased production in the future. Under this long-term contract, with the price based on several benchmark parameters, including the cost of natural gas and the price of US Gulf Coast ethylene, AT Plastics has enjoyed a cost advantage for its ethylene due to the "Alberta Advantage". The "Alberta Advantage" refers to the historically lower price of natural gas in Alberta, compared to the United States, due to differing supply and demand factors, extraction and gathering efficiencies and distribution costs.

Natural gas prices over the last ten years were relatively stable with small incremental adjustments for market and seasonal conditions. Very unusual circumstances in the fourth quarter of 2000 and in early 2001 caused an almost quadrupling of historical gas prices which resulted in a doubling of ethylene purchase costs for AT Plastics compared to 2000. Natural gas prices then declined slowly through 2002, but spiked upward again through the first six months of 2003. Since that time gas prices have remained high by historical standards, although not as volatile. Because of the volatility of natural gas pricing it is not always possible for AT Plastics to pass the full cost increase through to its customers.

PRODUCTION PROCESS

SPECIALTY POLYMERS

The AT Plastics Polymers facility in Edmonton, Alberta is in continuous operation 365 days per year. The facility's five separate reactors are tailored for the smaller, specialized runs required by higher EVA applications.

Ethylene is an important raw material used in the production of plastic resins, fibers, solvents, paints and adhesives. Ethylene is polymerized to produce low-density polyethylene in a multi-step reaction that transforms a monomer feedstock into a polymer product with a range of chain lengths in either autoclave or tubular reactors. VAM is introduced during the polymerization process to create copolymers. These copolymers can contain up to 40% VAM. Autoclave processing is employed by AT Plastics and is well-suited to smaller production runs of specialty grade homopolymers and copolymers, particularly those with high VAM content.

The newest reactor in the Edmonton facility offers a unique extruder and screen pack for films grade products, specialized filtration technology for production of clear EVA products and a degassing process to ensure high product purity. The recent addition of improved mixing technology allows AT Plastics to participate in the opportunistic commodity business when favorable market conditions arise.

FILMS

AT Plastics uses the blown film process to fabricate its film products. The blown film process is used to produce a wide variety of products, ranging from simple monolayer films for bags to very complex multilayer structures used in food packaging. The process begins when virgin resin material, which can be used in combination with recycled material and can be either a single component or a blend of two or more polymers, is fed into an extruder. Various additives such as slip, antiblock, or pigments can also be added. The extruder melts the polymer and creates the necessary high level of pressure to push the molten polymer through a die which forms molten polymer from the extruder. After stretching and cooling, the polymer material is stabilized and collapsed in a frame below the nip rolls. Any of several auxiliary processes, such as treating, slitting, sealing or printing can be performed on the polymer material. Once finished, film can be made into rolls using a winder for subsequent processing, or fed to a bag and tubing machine and converted into bags.

SALES AND MARKETING

AT Plastics' marketing strategy is to maintain its strong customer base and expand its share of the growing market for its Specialty Polymer and Film products. Marketing offices are located in Canada and the United States.

AT Plastics maintains multiple routes to market to service its customer base. Products are primarily sold and distributed through sales representatives employed by AT Plastics, which targets sales to specific customers. Certain products, such as AT Plastics' greenhouse, horticultural and silage films, are marketed using a network of specialized distributors. In instances where technical expertise is less important to the product user, AT Plastics uses general distribution channels to sell its products.

A portion of AT Plastics sales are made pursuant to long-term sales contracts. For 2003, four customers accounted for approximately 30% of AT Plastics' total revenues. AT Plastics enjoys long-standing relationships with these and other customers.

EMPLOYEES

As of December 31, 2003, AT Plastics had a total of 374 full-time employees, with 274 in operations functions in Edmonton, 29 in sales and marketing throughout North America and the balance in service and corporate functions primarily in Edmonton and Brampton, Ontario.

AT Plastics employees are represented by the Edmonton and Westlock branches of the Communication, Energy & Paperworkers Union. AT Plastics has not experienced strikes, slow downs or work stoppages in the last 40 years, and AT Plastics believes that its relationship with its employees is satisfactory. AT Plastics' current labor agreement expires in February 2004 and negotiations have commenced.

MANUFACTURING FACILITIES

AT Plastics' production facilities are located in Edmonton, Alberta, Canada. The site is located on approximately 100 acres owned by AT Plastics and has been in operation since 1953. There are five copolymer reactors and four blown films lines at the Edmonton facility in addition to warehouse, office and rail facilities. The main feedstock, ethylene, is delivered via pipeline to the site. VAM, the second major consumable, is delivered by truck. Outgoing product is shipped by rail, hopper truck and other common carriers in accordance with customer's requirements. AT Plastics also operates a folding facility in Westlock, Alberta. This facility folds silage bags for Films.

Initial start-up of production at the 5R copolymer reactor at Edmonton took place in November 1998, and the facility achieved commercial production during the first quarter of 1999. By the second half of 2000, the new reactor had been successfully fine-tuned and all reactors in the facility achieved monthly performance records. During 2002, AT Plastics made technical improvements to the 5R reactor, permitting more flexible production planning.

Since 1990, Specialty Polymers has held an ISO 9002 certification as independent verification of the standards met by its manufacturing methods and quality control systems and procedures. In 1997, Specialty Polymers obtained ISO 9001 certification and in 2003, both Films and Specialty Polymers received ISO9001:2000 certification. This certification facilitates the acceptance by potential customers of AT Plastics as a new supplier.

ENVIRONMENTAL MATTERS

In the period from February 1999 to May 1999, coincident with early operations of the 5R reactor at the Edmonton copolymer facility, the plant experienced an increase in the frequency of decompositions. A decomposition is a safety mechanism which permits the release of built-up pressure into the atmosphere through safety valves. Decompositions are not unusual occurrences for a high pressure facility such as the Edmonton facility. AT Plastics received an Environmental Protection Order which required AT Plastics to investigate and make adjustments to the plant to reduce the frequency of the decompositions. The facility underwent extensive containment studies and experienced no decompositions in the second half of 2000 or through 2001 and the Environmental Protection Order has been lifted. AT Plastics process is subject to upsets although progress has been made in decreasing such occurrences. There was one decomposition in late 2002 and one in 2003.

Capital expenditures with respect to environmental protection are expected to average approximately C$1 million to C$2 million per year over the next five years. These expenditures primarily relate to the control of storm water discharges and ethylene and vinyl acetate air emissions. Although AT Plastics is not currently required to control such air emissions, AT Plastics anticipates that it is reasonably likely to be required to reduce such emissions in the future.

AT Plastics does not believe that it has any other significant environmental issues.

LITIGATION

AT Plastics is involved in routine litigation incidental to its business. Such litigation is not, in the opinion of AT Plastics management, likely to have a material adverse effect on the financial condition or results of operations of AT Plastics.

RISK FACTORS

DEMAND FOR SOME OF OUR PRODUCTS IS CYCLICAL AND WE MAY EXPERIENCE PROLONGED DEPRESSED MARKET CONDITIONS FOR OUR PRODUCTS.

Historically, the prices of acetyls have been cyclical and sensitive to worldwide supply relative to demand, the level of general business activity and the availability and the price of methanol and natural gas, the principal feedstocks. In the past, Acetex's products have experienced alternating periods of market tightness, resulting in higher prices, and periods of oversupply, resulting in lower prices.

THE INDUSTRIES IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OUR COMPETITORS THAT ARE LARGER AND HAVE GREATER RESOURCES.

The chemical businesses in which Acetex and AT Plastics operate are highly competitive. Competition is based on a number of factors, including reliability of supply, proximity to customers, process technology and price. Acetex competes primarily with large European chemical companies, such as BP and Celanese, and, to a lesser extent, with United States producers. AT Plastics competes primarily with large US chemical companies such as Dupont, Exxon and Equistar. Many of Acetex's and AT Plastics' competitors have significantly greater financial and technological resources than Acetex and AT Plastics and have access to captive raw materials sources. These competitors may be able to respond more quickly than Acetex to new or emerging technologies or changes in customer requirements. In Europe, import tariffs of 6.6% and 6.1% in 2002 for acetic acid and VAM, respectively, are scheduled to decrease every year, reaching 5.5% for 2005 when the tariff will become fixed. This reduction in import duties will reduce the advantage of European producers over their American counterparts selling to customers in Europe. In addition, recent technological developments may increase the level of competition in the acetyl and polyethylene industries by enabling our competitors to increase the operating capacity of their existing plants or reducing their cost of production and by enabling new producers to enter the market. Increased competition could adversely affect the Company's results of operations and financial condition.

OUR BUSINESSES OPERATE IN FRANCE, SPAIN, UNITED STATES AND CANADA ONLY AND MAY BE ADVERSELY AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS, TRADE BARRIERS, EXCHANGE CONTROLS, NATIONAL AND REGIONAL LABOUR STRIKES, RISKS OF INCREASED DUTIES AND TAXES, AND CHANGES IN FOREIGN LAWS, POLICIES GOVERNING OPERATIONS OF FOREIGN BASED COMPANIES.

The Company is a holding company incorporated in Alberta, Canada, with subsidiaries that operate production facilities in Canada (through the AT Plastics acquisition), France and Spain. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of foreign subsidiaries and intercompany payments are subject to foreign income tax rules that reduce cash flow available to meet required debt service and other obligations of Acetex.

Moreover, because Acetex and AT Plastics derives a substantial portion of their revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to Acetex may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. Acetex has organized its holding company and group structure and its operations in part based on certain assumptions about various tax (including, among others, income tax and withholding tax) laws, foreign currency exchange and capital repatriation laws and other relevant laws of a variety of jurisdictions. While Acetex believes that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such foreign jurisdictions were to change or modify such laws or the current interpretation thereof, Acetex may suffer adverse tax and financial consequences that could substantially reduce the funds that can be transferred to the Canadian parent company.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS IN CURRENCY EXCHANGE RATES AS THE REVENUES RECEIVED WILL BE AFFECTED BY EXCHANGE RATES AS BETWEEN THE UNITED STATES DOLLAR AND THE EURO AND AS BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR.

Fluctuations in the exchange rate between the United States dollar and the Euro and between U.S. and Canadian dollars can have an effect on Acetex and AT Plastics revenues, cash flows and earnings. The products manufactured by Acetex and AT Plastics and the principal raw materials that both use in the course of production are globally traded products, the prices of which are linked to the prices charged for such products by United States producers. Accordingly, fluctuations in the value of the U.S. dollar affect the prices charged by Acetex and AT Plastics for their products and the prices both companies pay for their principal feedstocks. In addition, because a significant portion of Acetex's and AT Plastics' sales, cost of goods sold and other expenses are denominated in Euros and Canadian dollars, respectively, Acetex and AT Plastics have a translation exposure to fluctuations in the Euro and the Canadian dollar, respectively, against the U.S. dollar. These currency fluctuations could have a material impact on Acetex and AT Plastics as increases in the value of the Euro or the Canadian dollar relative to the U.S. dollar have the effect of increasing the U.S. dollar equivalent of cost of goods sold and other expenses with respect to Acetex and AT Plastics production facilities.

OUR BUSINESS IS DEPENDENT UPON MANUFACTURING FACILITIES AT OUR PARDIES AND EDMONTON PLANTS.

Acetex's and AT Plastics' manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of their plants, such plants may not be able to recommence operations for an extended period of time. While Acetex and AT Plastics maintain property damage and business interruption insurance, there is no assurance that the losses incurred due to such a disruption will not exceed the insurance.

As of December 30, 2003, all of Acetex's acetic acid and approximately 76% of its VAM was produced at the Pardies Plant, which accounted for more than 80% of Acetex sales for the LTM period. Significant unscheduled downtime at the Pardies Plant due to equipment breakdowns, interruptions in the supply of methanol or natural gas, work stoppages due to labor problems, power failures, natural disasters, the need to comply with directives of government agencies or any other cause, including the normal hazards associated with the use of methanol and natural gas and the production of acetic acid and VAM, could materially adversely affect Acetex's results of operations and financial condition. For example, in 1996, the Pardies Plant was shutdown for three weeks due to an equipment breakdown, at the end of 1999, the plant was closed down for six days as a result of a strike-lockout triggered by French labor law changes reducing the number of employee working hours and in 2003 the plant was closed down for 21 days because of an incident in the intermediate Synges storage plant. Acetex's operations at Pardies are also subject to various hazards incident to the production of chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards, which include the risk of explosions, fires and chemical spills or releases, can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage, suspension of operations and potentially subject Acetex to lawsuits relating to personal injury and property damages. Although Acetex maintains insurance, including business interruption insurance, that it considers to be adequate under the circumstances, there can be no assurance that Acetex will not incur losses beyond the limits or outside the coverage of its insurance.

In 1999, AT Plastics completed an expansion of its Edmonton copolymer facility. Initial start-up of production at the new copolymer reactor at Edmonton took place in November 1998 and the facility achieved commercial production during the first quarter of 1999. However, production and startup difficulties delayed achieving satisfactory operations until the end of the third quarter of 1999. During its first year of operation, the new reactor at the Edmonton copolymer facility experienced a number of brief outages. Early in 2000, the facility experienced performance issues with its new 5R reactor. However, in the second half of the year monthly performance records on all reactors in the Edmonton facility were achieved as AT Plastics fine-tuned the new equipment. During 2002, AT Plastics made technical improvements to the 5R reactor which permitted more flexible production planning and a facility more responsive to changing market demands. Renewed difficulties with the 5R reactor, however, or other difficulties relating to our Edmonton copolymer facility may potentially subject AT Plastics to decreased productivity and lawsuits.

OUR BUSINESS IS DEPENDENT UPON RELATIONSHIPS WITH KEY CUSTOMERS AND KEY
SUPPLIERS.

Acetex's largest customers account for a significant percentage of its revenues. For 2003, Rhodia and Atofina accounted for 25% of the Company's total sales. Although Acetex believes its relationships with its largest customers are good, the loss of a material amount of sales to any of these customers could materially adversely affect Acetex. In addition, consolidation of Acetex's customers could materially adversely affect Acetex's results of operations and financial condition. Acetex relies on one company to supply its natural gas requirements and upon one company to supply a substantial portion of its methanol requirements. Although Acetex enjoys long-term contracts with both of these companies, the failure of either of the suppliers to perform as obligated by their respective contracts could have material adverse effects on Acetex.

Similarly, during the year ended December 31, 2003, approximately 30% of AT Plastics' total sales were derived from four customers. The loss of any of these customers could have a material adverse effect on AT Plastics. AT Plastics has entered into supply agreements with certain of its suppliers. In particular, AT Plastics has entered into a long-term supply agreement with NOVA Chemicals Corp. The loss of a major supplier could, in the short term, adversely affect AT Plastics' business until alternative supply arrangements are secured. In addition, there is no assurance that an alternate supply can be arranged on terms favorable to AT Plastics.

OUR BUSINESS IS DEPENDENT UPON MAINTAINING GOOD LABOR RELATIONS WITH THE WORKERS AT OUR PLANTS IN EUROPE AND ALBERTA

All Acetex's employees in France and Spain are covered by chemical workers' collective bargaining agreements. Acetex's employees in France are represented by three French labor unions, the CONFEDERATION GENERALE DU TRAVAIL, the CONFEDERATION FRANCAISE DEMOCRATIQUE DU TRAVAIL and the CONFEDERATION GENERALE DES CADRES, Acetex's employees in Spain are represented by two Spanish labor unions, the COMISIONES OBRERAS and UNION GENERAL DE TRABAJADORES. Any labor problems such as prolonged work stoppages due to labor strikes at any one of our principal manufacturing facilities may have an adverse effect on Acetex's results of operations and financial condition. In addition, Acetex can also be indirectly affected by labor problems at other sites for example, significant work disruption at any major transportation centers or at any major raw material supplier's facilities may adversely affect Acetex. AT Plastics employees are represented by the Edmonton and Westlock local branches of the Communication, Energy & Paperworkers Union. AT Plastics has not experienced strikes, slow downs or work stoppages in the last 40 years and AT Plastics believes that its relationship with its employees is satisfactory. AT Plastics' current labor agreement expires in February 2004, with negotiations slated to begin in the fall of 2003. There can be no assurance that Acetex will not experience significant labor problems in the future.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE SUPPLY AND PRICE VOLATILITY OF METHANOL AND NATURAL GAS AND ETHYLENE.

Acetex's profitability depends largely on the price and continuity of supply of methanol and natural gas. Acetex obtains a significant portion of its methanol requirements under a long-term fixed price supply contract with Saturn Methanol Trinidad LLC ("Saturn") extending until 2010. Acetex obtains substantially all of its natural gas requirements pursuant to a contract with Gaz du Sud Ouest ("GSO"), which expires on June 30, 2005. If Acetex's suppliers of methanol and natural gas were unable to meet their obligations under present supply arrangements or if a natural gas contract with GSO were not available to Acetex, Acetex could be required to incur increased costs for its raw materials which could make it uneconomic for Acetex to continue to run the Pardies Facility. Under the Saturn agreement, Acetex has agreed to purchase an amount of methanol, which currently represents approximately 50% of its annual requirements, from Saturn at a fixed price for the duration of the contract. Acetex purchases the remainder of its methanol from other suppliers at prices based on a blend of published European quarterly contract prices and spot prices. The price of methanol historically has been cyclical and, in recent periods, highly volatile. In addition, the price we may be obligated to pay under the Saturn contract from time to time may be higher than the then current market price. Acetex believes that the outlook for world methanol prices is for decreases as new production comes on-line and U.S. natural gas prices decline from record high levels. Because methanol and natural gas account for a substantial percentage of Acetex's total production costs, Acetex's ability to pass on increases in such costs will have a significant impact on Acetex's profitability. The ability to pass on increases in methanol and natural gas costs is, to a large extent, dependent on market conditions. Because of the large volume of purchases of methanol and natural gas, any increase in price of or any shortage in the availability of either feedstock or a shortage in the availability of methanol would adversely affect Acetex's results of operations and financial condition.

Amounts paid for raw materials, particularly ethylene (which is linked in part to natural gas prices) represent the largest components of AT Plastics' variable costs. The cost of these materials is subject to market fluctuations caused by factors beyond AT Plastics' control. Significant increases in raw material or other variable costs, to the extent that AT Plastics is not able to pass these along to customers in the prices for its products, could materially and adversely affect AT Plastics' business, results of operation and financial condition. In 1999, AT Plastics entered into a 15-year ethylene supply agreement for approximately 135,000 tonnes per year under a partial "take or pay" arrangement. In the event AT Plastics' ethylene requirements decrease, AT Plastics will be forced to purchase ethylene in excess of its needs or pay a penalty.

Factors which have caused volatility in raw materials prices in the past and which may do so in the future include: shortages of raw materials due to increasing demand (due to growing uses or new uses); capacity constraints (due to construction delays, strike action or involuntary shutdowns); the general level of business and economic activity; and the direct or indirect effects of governmental regulation, political factors, war or other outbreak of hostilities. While we attempt to match raw material price increases with corresponding product price increases, we are not able to immediately raise product prices and, ultimately, our ability to pass on increases in the cost of raw materials to our customers is greatly dependent upon market conditions.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY FUTURE ACQUISITIONS.

One of the key elements in Acetex's strategy is to pursue selective expansion opportunities, including the acquisition of chemical businesses which could be expected to enhance Acetex's operations and profitability. There is considerable competition within Acetex's industry for suitable acquisition targets. There can be no assurance that suitable acquisition candidates will be identified or Acetex will be able to finance or complete transactions that it selected. In addition, there can be no assurance that any such acquisitions will be profitable or be successfully integrated into Acetex operations, that such integration will not divert management resources or that such acquisition and integration will not have an adverse effect on Acetex results of operations or financial condition.

OUR BUSINESS IS DEPENDENT UPON KEY PERSONNEL AND MAY BE ADVERSELY AFFECTED BY THE LOSS OF SUCH KEY PERSONNEL.

Acetex believes that its ability to implement its strategy of pursuing selective expansion opportunities is dependent on the services of Messrs. Wade and Vidalin, the Chairman and Chief Executive Officer and the President and Chief Operating Officer, respectively, of Acetex. In addition, Acetex and AT Plastics operations depend, in part, upon the continued services of certain key employees. The loss of Messrs. Wade or Vidalin or such key employees could adversely affect our results of operations and financial condition.

AT Plastics' success is dependent on its ability to attract and retain highly skilled persons. Development of new technologies may require additional personnel. Competition for qualified personnel is intense and AT Plastics' future success will depend in part on its continuing ability to attract and retain qualified employees

WE ARE SUBJECT TO MANY ENVIRONMENTAL REGULATIONS AND THIS MAY RESULT IN UNANTICIPATED COSTS OR LIABILITIES.

Acetex's and AT Plastics' operations are subject to a wide variety of environmental laws and regulations, including French, Spanish and Canadian laws concerning air quality, hazardous and solid wastes, chemical management, water quality and the remediation of environmental pollution. Acetex's and AT Plastics' subsidiaries hold various environmental permits for operations at its Pardies, Tarragona, Guardo and Roussillon Plants and Edmonton, respectively, and are required to conduct their operations in accordance with conditions specified in these operating permits. Plant expansions are also subject to securing environmental operating permits. All such permits are subject to revocation, modification and renewal. Environmental, health and safety requirements provide for substantial fines and criminal sanctions for violations. However, the operation of any chemical manufacturing plant entails risk or adverse environmental effects and there can be no assurance that material costs or liabilities will not be incurred to rectify any such damage.

Each of Acetex and AT Plastics has made and will continue to make the necessary capital expenditures for environmental remediation and compliance with applicable environmental requirements. Acetex and AT Plastics believe that compliance with current environmental requirements will not have a material adverse effect on its future rate of capital expenditures, financial condition or results of operations. However, environmental requirements have changed rapidly in recent years and are expected to evolve rapidly in the future. It is also possible that remedial activities, if required, could interfere with manufacturing operations. We cannot predict with certainty the ultimate costs to come into compliance with changing regulatory standards under environmental laws and the time period during which such costs are likely to be incurred. To meet changing licensing and regulatory standards, Acetex and AT Plastics may be required to make additional significant site or operational modifications, potentially involving substantial expenditures to repair or upgrade facilities, or the reduction or suspension of certain operations.

OUR BUSINESS IS DEPENDENT UPON DEVELOPMENT OF NEW PRODUCTS AND MAY BE ADVERSELY AFFECTED IF WE ARE UNSUCCESSFUL IN DEVELOPING SUCH NEW PRODUCTS.

Acetex's and AT Plastics' operating results depend significantly on the development of commercially viable new products, product upgrades and applications, and production technologies. Both companies have made strategic technology investments in order to develop these capabilities.

Since the early 1990s, metallocene catalysts have been developed for use in manufacturing polyethylene with improved physical properties. As the cost of manufacturing metallocene catalysts has fallen, a second generation of metallocene-based linear low density polyethylene polymers ("LLDPEs") offering improved performance characteristics over standard LLDPE commodity resins have come to market. The majority of the metallocene polypropylene products currently sold have replaced commodity polyethylenes, principally LLDPEs used in the flexible packaging market. Metallocene-based catalyst technology is expected to have a significant impact on the polyethylene and polypropylene markets if, as expected, the cost of metallocene production continues to decrease and new applications suitable for metallocene use are developed. A number of metallocene products enjoy cost and performance advantages over competing commodity products, particularly in the area of flexible packaging products, and metallocene LLDPEs often offer better performance at lower cost than their competitors. Based on current research being conducted in the polymers industries, AT Plastics' management believes it is unlikely that a new metallocene based process will be developed and commercialized to economically manufacture EVA co-polymers. However, if new metallocene based processes are ever developed and commercialized to economically manufacture products to compete with EVA co-polymers or other products that AT Plastics offers, AT Plastics sales may be adversely affected.

TERRORIST ATTACKS AND OTHER ATTACKS OR ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

The attacks of September 11, 2001 and subsequent events, including the military action in Iraq, have caused instability in financial markets and have led and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism worldwide, which could cause further instability in financial markets. Current regional tensions and conflicts in various OPEC member nations, including the current military action in Iraq, have caused, and may continue to cause, escalated raw material costs, specifically raising the prices of oil and gas, which affects our operations. In addition, the uncertainty surrounding the current military action in Iraq and the threat of further armed hostilities or acts of terrorism may impact any or all of our physical facilities and operations, or those of our clients or suppliers. Furthermore, terrorist attacks, subsequent events and future developments in any of these areas may result in reduced demand from our clients for our products. These developments will subject us to increased risks and, depending on their magnitude, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We feel that our company may be particularly vunerable to terrorist attacks and other acts of war. In France our plant is located on a common site under which a number of chemicals are manufactured. A terrorist attack of such a facility would result in significant damage because of the natural gas, hydrogen and other chemicals on site produce extremely large explosions. In Edmonton while our facilities are not part of a common site the facilities do process natural gas and ethylene which are highly combustible substances.

We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general, and the scope and cost of coverage for acts of terrorism in particular, but we can not anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, AT Plastics does not carry terrorism insurance coverage.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future revenues from those facilities. Depending on the specific circumstances of each affected facility, it is possible that we could be liable for indebtedness or other obligations related to the facility. Any such loss could materially and adversely affect our business, financial condition, results of operations or cash flows.

WE ARE SUBJECT TO NUMEROUS FINANCIAL COVENANTS.

The terms and conditions of our financing arrangements contain numerous financial and operating covenants that, among other things, limit the ability of Acetex and its restricted subsidiaries to (1) incur additional indebtedness, (2) repurchase or redeem capital stock, (3) create liens or other encumbrances, (4) redeem debt that is junior in right of payment to the notes, (5) make certain payments and investments, including dividend payments, (6) enter into sale/leaseback transactions, (7) sell or otherwise dispose of assets, (8) merge or consolidate with other entities or (9) engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our ability to comply with these restrictions may be affected by factors beyond our control. A failure to comply with the obligations contained in our indenture could result in an event of default under the indenture and acceleration of debt under other instruments that may contain cross-acceleration or cross default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Acetex is subject to a principal amount outstanding of US $265 million 10 7/8% senior notes due 2009. AT Plastics Inc. is subject to a financing agreement with CIT Business Canada Inc. of a revolving loan of which $29.1 million is now outstanding. Both of these facilities become accelerated upon the occurrence of an event of default and an event of default under one facility results in an event of default under the other facility.

WE MAY BE REQUIRED TO REPAY OUR DEBT UPON A CHANGE OF CONTROL.

Upon the occurrence of certain change of control events, each holder of our notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest and premium, if any. Our ability to repurchase the notes upon a change of control may be limited by the terms of our other debt agreements and by our cash-flow. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may not be on terms favorable to us. The aggregate amount outstanding under the 10 7/8% senior notes due 2009 is $265 million.

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION

The following table sets forth selected statement of operations data, other data, balance sheet data and operating data for the Company. The selected financial data for the years ended December 31, 1999 through 2003 are derived from the consolidated financial statements which have been audited by KPMG.

                                                                                   YEARS ENDED DECEMBER 31
                                                             --------------------------------------------------------------
                                                                   1999         2000         2001         2002         2003
                                                             --------------------------------------------------------------
  STATEMENT OF OPERATIONS DATA:
     Net sales............................................   $    200.9   $    212.6   $    222.4   $    205.5   $    332.9
     Expenses:
     Amortization.........................................         23.2         16.6         14.9         16.2         23.1
     Cost of goods sold...................................        165.2        153.8        171.9        166.5        275.3
     Selling, general and administrative..................         10.1          7.0          8.8         10.7         15.1
     Research and development.............................          1.0          0.6          0.8          1.1          2.4
     Operating earnings...................................          1.4         34.6         26.0         11.0         17.2
     Equity in net income of Erfei........................         (0.1)        (0.8)        (0.3)          --           .3
     Interest (expense) - net.............................        (18.7)       (17.4)       (18.3)       (20.4)       (25.1)
     Loss on debt refinancing.............................           --           --         (6.3)          --           --
     Foreign exchange gain (loss) and other...............          1.8          0.5          0.5         (3.5)       (11.2)
     Income taxes.........................................          2.4           --           --           --           --
     Net income (loss)....................................        (18.0)        16.9          1.6        (12.9)       (19.0)
  OTHER DATA:
     Capital expenditures.................................   $      4.4   $     11.1   $      2.9   $     12.9   $      7.0
     Cash flow from operations                                      3.3         36.8         15.8         17.8         14.01
     EBITDA (a)...........................................         26.4         50.9         41.1         23.8         36.3
     Amortization.........................................         23.5         16.6         14.9         16.2         23.1
     Ratio of EBITDA to net interest expense (a)(c).......          1.4x         2.9x         2.3x         1.2x         1.2x
  BALANCE SHEET DATA (END OF PERIOD):
     Working capital......................................   $     46.9   $     63.7   $     78.9   $     77.7        115.2
     Total assets.........................................        234.0        244.7        234.2        263.9        473.6
     Long-term debt.......................................        180.0        180.0        190.0        190.0        294.1
     Total net assets.....................................         (8.2)        (2.4)        (7.0)         9.1         64.4
  EXCHANGE RATE DATA (US$ PER EURO):
     Average exchange rate................................        1.066        0.922        0.895        0.945       1.1309
     End of period exchange rate..........................        1.005        0.931        0.881        1.049        1.263

(a) EBITDA is defined as earnings before interest, taxes and amortization which to the Company equals operating earnings (loss) plus amortization. EBITDA is presented because we understand that it is used by some investors to determine a company's ability to incur and service debt. EBITDA should not be considered as an alternative to net income, as an indicator of the operating performance of the Company or as an alternative to cash flows as a measure of liquidity. Other enterprises may calculate EBITDA differently than the Company.

(b) The following table reconciles our cash flow from operating activities to EBITDA calculated in accordance with Canadian GAAP:

                                                                                    Years Ended December 31
                                                                -----------------------------------------------------------------
                                                                   1999          2000         2001           2002         2003
                                                                -----------------------------------------------------------------
                                                                                  (US dollars in thousands)
     Cash provided by (used in) operations                      $   3,313     $  36,833     $  15,839     $  17,793     $  14,012
     Interest expense, net of non-cash interest                    17,722        16,511        17,361        19,509        24,250
     Net change in operating assets and liabilities                 2,964        (1,543)        8,728       (12,551)       (2,629)
     Income tax expense                                             2,403            --            --            --            --
     Pension expense amortization                                     800          (167)         (499)           36           375
     Other                                                           (849)         (772)         (328)         (982)          256
                                                                -----------------------------------------------------------------
     EBITDA                                                     $  26,353     $  50,862     $  41,101     $  23,805     $  36,264
                                                                -----------------------------------------------------------------

(c) For the purposes of this calculation, net interest expense excludes the amortization of deferred financing costs of $0.9 million in 2003, $1.0 million in 2002, $0.9 million in 2001, $0.9 million in 2000, and $1.0 million in 1999.

                          QUARTERLY SUMMARY (UNAUDITED)

                                             2003                                                    2002
                     -----------------------------------------------------------------------------------------------------------
                                       THREE MONTHS ENDED                                     THREE MONTHS ENDED
                     -----------------------------------------------------------------------------------------------------------
                         MAR
                         31          JUN 30       SEPT 30       DEC 31        MAR 31        JUN 30        SEPT 30       DEC 31
                     -----------------------------------------------------------------------------------------------------------
Net Sales            $   73,091   $   67,208    $   88,831    $  103,807    $   48,256    $   50,942    $   55,326    $   51,005
Net earnings
(loss)               $    1,979   $   (2,683)   $  (10,412)   $   (7,861)   $   (5,608)   $   (7,031)   $    2,539    $   (2,823)
Net earnings
(loss) per share     $     0.08   $    (0.11)   $    (0.34)   $    (0.23)   $    (0.21)   $    (0.27)   $    (0.10)   $    (0.11)

                                         2001
                     --------------------------------------------------
                                  THREE MONTHS ENDED
                     --------------------------------------------------
                       MAR 31        JUN 30      SEPT 30       DEC 31
                     --------------------------------------------------
Net Sales            $   63,642   $   57,180   $   55,175    $   46,385
Net earnings
(loss)               $    9,884   $    3,833   $   (4,448)   $   (4,039)
Net earnings
(loss) per share     $     0.38   $     0.15   $    (0.17)   $    (0.15)

MANAGEMENT DISCUSSION AND ANALYSIS

ACETYLS BUSINESS

OVERVIEW

The revenues of the Acetyls Business are derived primarily from merchant market sales in Europe of its two principal products, acetic acid and VAM, as well as from merchant market sales of polyvinyl alcohol and other acetic acid derivatives. The results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas. The Company's products and principal raw materials are globally traded chemical products, the prices of which are linked to the prices charged for such products by United States producers. Accordingly, the Company believes that fluctuations in the value of the US dollar will affect the prices charged by the Company for its products and the prices the Company pays for its principal feedstocks.

Competition in the acetic acid segment of the chemical industry is driven by reliability of supply, proximity to customers, process technology and price. The Company believes that producers using the Monsanto Process enjoy certain operating cost advantages because the cost of methanol has historically been lower than the cost of feedstocks for alternative process technologies, including those based on ethylene and ethanol. As a result, the Company believes that market prices generally reflect the higher cost structure of these alternative process technologies. Producers in the United States have historically been the lowest cost and highest volume producers of acetic acid products, as well as the main source of products imported into the European and Asian markets. As a result, European prices are influenced by both (i) the export prices charged by such producers (domestic price plus transatlantic shipping charges and European import duties) and (ii) the value of the US dollar relative to the Euro.

Financial information presented in "Management Discussion and Analysis of Financial Condition and Results of Operations" is presented in accordance with Canadian GAAP. Derivative revenues primarily arise from sales of acetic anhydride, PVOH and polyvinyl acetate. For 2003, the Company generated revenues of $26.9 million (2002 $-18.4 million) from sales of acetic anhydride, $37.5 million (2002 -$31.7 million) from sales of PVOH and $6.6 million (2002 - $3.1 million) from sales of polyvinyl acetate. Collectively, these products represent [95.6%] (2002 - 91.2%) of derivative revenues.

The changes in acetic anhydride revenues reflect a 29.9 increase in sales volumes and a 6.0% decline in annual average selling prices. The changes in PVOH revenues reflect a 3.3% increase in sales volumes offset by a 4.2% decrease in annual average sales prices. The changes in polyvinyl acetate revenues reflect a 79.7% increase in sales volumes offset by a 1.5% decrease in annual average sales prices. The increase in polyvinyl acetate sales volumes from 2002 reflect the impact of the acquisition of the Roussillon assets in June 2002. For additional information on the uses, applications and growth opportunities and risks of these derivative products, see the additional disclosure in Item 3 to this Annual Information Form.

REVENUES

The following table sets forth the dollar amount of historical net sales and the percentage of historical net sales by product for the years ended December 31, 1999 through December 31, 2003, including revenues from the Company's limited trading and selling of third party acetic acid products and from VAM produced pursuant to toll manufacturing arrangements with CISL and Dairen.

                                                                    YEAR ENDED DECEMBER 31,
                      -------------------------------------------------------------------------------------------------------------
                               1999                   2000                   2001                  2002                  2003
                      -------------------------------------------------------------------------------------------------------------
Acetic acid.......... $    46.6      23.2%   $    61.7      29.0%   $    67.1      30.2%   $    67.0      32%   $    87.7      33.1%
VAM.................. $    74.7      37.2%   $    88.6      41.7%   $    91.5      41.1%   $    79.6      39%   $    97.0      36.6%
Acetic
Derivatives.......... $    79.6      39.6%   $    62.3      29.3%   $    63.8      28.7%   $    58.9      29%   $    80.1      30.3%
Net sales............ $   200.9     100.0%   $   212.6     100.0%   $   222.4       100%   $   205.5     100%   $   264.8       100%

The Company's revenues of the Acetyls Business are primarily a function of (i) the volume of product produced by the Company or produced for the Company under toll manufacturing arrangements and (ii) the prices for such products. The following table provides an overview of the Company's production volumes, capacity utilization rates and sales volumes:

                                                                                   YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------------
                                                             1999          2000          2001          2002          2003
                                                          ------------------------------------------------------------------
                                                                   (in thousands of tonnes per year, except percentages)
Acetic acid
  Capacity............................................           400           400           400           400           400
  Total produced (a)..................................           358           360           386           377           385
  Capacity utilization................................            88%           90%           96%           94%           96%
  Captive use (b).....................................           188           171           175           162           158
VAM
  Capacity............................................           150           150           150           150           150
  Total produced (a)..................................           141           130           143           139           134
  Capacity utilization................................            94%           87%           95%           93%           89%
  Captive use (b).....................................            30            31            30            34            37
  Tolled (c)..........................................            40            42            39            37            42
Polyvinyl alcohol.....................................
  Capacity............................................            18            18            20            20            20
  Total produced (a)..................................            16            18            17            18            19
  Capacity utilization................................            27%           98%           86%           92%
Sales volumes (in thousands of tonnes) (d)............
  Acetic acid.........................................           191           205           216           231           236
  VAM.................................................           156           140           146           149           143
  Acetic Derivatives..................................            98            92            89            95         100.0

(a) Based on acetic acid capacity of 400,000 tonnes and VAM capacity of 150,000 tonnes. Production, and thus capacity utilization, for 2000, was affected by a scheduled major shutdown in November 2000. Scheduled small shutdowns also occurred in November, 1998 and November, 2002.

(b) Represents the portion of acetic acid or VAM production used as a feedstock in downstream production of the Company's other products.

(c) VAM produced for Acetex in Spain and Taiwan pursuant to toll manufacturing arrangements with CISL and Dairen respectively.

(d) Includes sales from the Company's limited trading and selling of third party acetic acid products.

The Company's production volumes of acetic acid and VAM have been relatively stable and the Pardies Plant has historically operated at a high rate of capacity utilization. Prior to a November, 2000, turnaround the Pardies Plant had a scheduled shutdown for regular maintenance and repairs every 18 months for a period of three weeks and a scheduled shutdown for major maintenance and equipment repairs every five years for a period of five weeks. Following this major turnaround, the Company now expects small turnarounds every two years beginning with the turnaround that took place in November 2002 and major turnarounds every six years starting in 2006.

The following table provides an overview of the Company's average gross selling prices per tonne for acetic acid and VAM for the years indicated:

                                         YEAR ENDED DECEMBER 31,
                       --------------------------------------------------------------
                          1999         2000         2001         2002         2003
                       --------------------------------------------------------------
Acetic acid            $      310   $      361   $      376   $      347   $      438
VAM                    $      534   $      682   $      680   $      578   $      738

Prices for Acetex' products are generally determined by the relative balance of global supply, European demand for acetic acid products and the cost structure of the acetic acid industry, which is dependent on the costs of principal feedstocks and the manufacturing technology employed. Acetex believes that producers of ethylene-based acetic acid have a higher cost structure and that prices for the Company's products generally reflect this higher cost structure. European producers have a comparative advantage over producers due to transatlantic shipping charges incurred by U.S. exporters and the European import duties levied against them. European import duties in 2003 on acetic acid and VAM were 6.6% and 6.1%, respectively. These factors offset the cost advantage enjoyed by U.S. producers. Due to the three-year construction period of a new acetic acid plant and an estimated US$150 million capital cost (in addition to the cost of servicing carbon monoxide supply) which restrain acetic acid producers from rapidly increasing production capacity, European consumers of acetic acid generally turn to acetic acid products from the United States only during market shortages.

During 1998, acetic acid and VAM prices fell by approximately 23% from prices at the end of 1997 in response to weakened worldwide demand resulting from the Asian financial crises. Acetic acid and VAM prices continued to fall until the end of the first half of 1999. Thereafter, prices increased in response to strengthening demand in Asia and higher petroleum-related feedstock costs, particularly ethylene. By the end of 1999, contract prices in Europe returned to 1998 levels. Closure of high cost ethylene-based acetic acid plants in 1999 and 2000 and worldwide demand for VAM in excess of supply led to further price increases throughout 2000 and into the first quarter of 2001.

Lower methanol prices driven by lower U.S. natural gas prices led to small reductions in acetic acid prices in the second quarter of 2001. A significant slow-down in world economic activity in the second half of 2001 resulted in dramatic reductions in demand for acetic acid and VAM and lower prices. This economic slow-down continued into the first quarter of 2002 but starting in the second quarter of 2002 and continuing through the second quarter of 2003, demand improved, allowing prices for both acetic acid and VAM to increase throughout the period. During the second half of 2003, acetic acid prices in Europe decreased in response to declines in methanol and natural gas feedstock stocks. Although VAM prices were on a similar trend in the second quarter of 2003. Furthermore competitor's VAM production difficulties resulted in a temporary shortage leading to higher prices.

The 400,000 tonne Celanese plant located in Singapore and the 500,000 tonne BP Amoco/Petronas plant located in Malaysia which came on stream in the second half of 2000 have been absorbed into the world market, although both have encountered feedstock supply problems which have curtailed operating rates. No significant capacity increases have been announced for the next three years except in China and Iran (150,000 tonnes of acetic acid each).

Acetic acid and VAM capacity increases in 2000 and 2001 have been fully absorbed into the world markets. Except for 150,000 tonne acetic acid capacity increases in each of China and Iran in 2003-2004 and 2004-2005, respectively, construction of additional acetic acid or VAM plants has not begun, and as a result increases to world VAM or acetic acid capacities are not expected to occur before at least 2006.

COSTS

The Company's operating cost structure is primarily dependent on the prices of its principal feedstocks, methanol and natural gas and, to a lesser extent, transportation costs, plant overhead and other overhead expenses. Costs for methanol and natural gas, which are driven by market cycles and have historically been volatile, account for a high percentage of the Company's total production costs.

During 2000, the Company received its first shipments of methanol under a fixed price long-term supply contract. The annual commitments under the contract are for an amount which represents approximately 50% of the Company's methanol requirements. The Company also purchases methanol pursuant to contracts containing price formulas which are a blend of the published European contract and spot methanol prices.

The Company purchases substantially all of its natural gas from Gaz du Sud Ouest pursuant to a contract which adjusts prices quarterly and which ended December 31, 2003, and which has been extended to mid-2005. These contract prices, averaged over the period of a year, are generally comparable to the market prices set by Gaz de France.

The following table shows the Company's costs for methanol and natural gas for the periods presented:

                                    1999         2000         2001         2002         2003
                                 --------------------------------------------------------------
Methanol (per tonne)             $       93   $      144   $      173   $      145   $      196
Natural gas (per MMBTU)          $     2.72   $     3.51   $     4.20   $     3.70   $     4.84

Transportation costs have been relatively stable as the Company owns or leases, pursuant to long-term leases, significantly all of its railcar needs and has low-cost contracts for most of its European shipping needs. Other operating costs and general and administrative expenses have been relatively stable.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

NET SALES

For the year ended December 31, 2002, compared to the year ended December 31, 2001, net sales increased by 29% or $59.3 million to $264.8 million from $205.5 million. This increase resulted from an average increase in product selling price of 25% from 2002 to 2003 while sales volumes were 1% higher than in 2002. Sales volumes were affected by the scheduled 3-week maintenance turnaround in November and December, 2002, and the unplanned shutdown of the Pardies facility in August, 2003.

Industry newsletters indicate that pricing for the fourth quarter of 2003 measured in Euros compared to the fourth quarter of 2002 increased by approximately 2% for VAM and by 1% for acetic acid. As compared to the third quarter of 2003, prices in the fourth quarter of 2003 were reported to have increased by approximately 1.5% for VAM and to have decreased by 2.6% for acetic acid. Although pricing has not yet been settled, these same newsletters have indicated that contract prices for the first quarter of 2004 are likely to roll over for acetic acid and increase by up to 4%.

GROSS PROFIT

Gross profit for the year ended December 31, 2003, increased by 16% or $3.7 million to $26.5 million from $22.8 million. The increase in gross profit was primarily due to higher sales revenues while feedstock costs were 30% higher. As well, depreciation expense was higher by $4.2 million reflecting the increase in the value of the Euro against the U.S. dollar.

The European contract price for methanol decreased by 9% from the fourth quarter of 2002 to the fourth quarter of 2003 to a level of Euros 190 per tonne. The contract price for the first quarter of 2004 will remain at Euros 190 per tonne.

The cost of natural gas will continue to increase into the first quarter of 2004 in response to higher world crude oil prices.

OPERATING INCOME

Operating income for 2003 increased by $5.0 million to $16.0 million from $11.0 million due to the increase in gross profit described above. Selling, general and administrative expenses were $1.8 million lower due to the separate reporting of corporate costs, offset by increases resulting from the higher value of the Euro against the U.S. dollar.

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001

NET SALES

For the year ended December 31, 2002, compared to the year ended December 31, 2001, net sales decreased by 8% or $16.9 million to $205.5 million from $222.4 million. This decrease resulted from a decrease in average product selling price of 11% from 2001 to 2002 while sales volumes were 5% lower than in 2001. Sales volumes were lower as the scheduled 3-week maintenance turnaround in November and December, 2002, reduced the quantities of acetic acid and VAM available for sale to customers.

GROSS PROFIT

Gross profit for the year ended December 31, 2002, decreased by 36% or $12.8 million to $22.8 million from $35.6 million. The decrease in gross profit was primarily due to lower sales revenues while feedstock costs were only 3% lower. As well, depreciation expense was higher by $1.4 million reflecting the stronger Euro as well as the acquisition of the polyvinyl acetate assets in Roussillon, France.

The European contract price for methanol increased by 39% from the fourth quarter of 2001 to the fourth quarter of 2002 to a level of Euros 208 per tonne.

OPERATING EARNINGS

Operating earnings for 2002 decreased by 98% or $15.1 million to $11.0 million from $26.1 million primarily due to the decrease in gross profit described above. Selling general and administrative expenses were $2.0 million higher due, in part, to severance costs of $0.5 million, doubtful accounts of $0.4 million, and foreign exchange effects of $0.4 million.

NET EARNINGS (LOSS)

As a result of the factors discussed above, the net earnings for the year decreased by $14.5 million to a loss of $12.9 million from net income of $1.6 million in 2001 as a result of the factors discussed above.

Income tax expense was zero as the Company utilizes income tax loss carryovers for which no provision has been made in the accounts. These losses will continue to be utilized until the Company has generated approximately $40 million in earnings before income taxes. The Company continues to pursue a refund claim totalling $6.0 million for French income taxes relating to the 1995 and 1996 tax years. During 2002, this refund claim was reclassified from current assets to other assets as the claim has moved from administrative procedures to the French judicial system.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

NET SALES

For the year ended December 31, 2001, compared to the year ended December 31, 2000, net sales increased by 5% or $9.8 million to $222.4 from $212.6 million. This increase resulted from an increase in average product selling price of 1% from 2000 to 2001 sales volumes which were 3% higher than in 2000. Sales volumes were higher as the prior year included the scheduled 5-week maintenance turnaround.

GROSS PROFIT

Gross profit for the year ended December 31, 2001, compared to the year ended December 31, 2000 decreased by 16% or $6.6 million to $35.6 million from $42.2 million. The decrease in gross profit was primarily due to feedstock costs which were approximately 8% higher while net sales revenues increased by only 1%. Depreciation expense was also lower by $1.7 million due to the full depreciation of certain assets acquired in 1995.

OPERATING EARNINGS

Operating earnings for the year ended December 2001 compared to the year ended December 31, 2000 decreased by 25% or $8.5 million to $26.1 million from $34.6 million primarily due to the decrease in gross profit described above.

NET EARNINGS

Net earnings for the year ended December 31, 2001 decreased by $15.3 million to $1.6 million from $16.9 million for 2000. In the third quarter of 2001, the Company refinanced its long-term debt. Deferred financing costs of $6.3 million associated with the old debt were written off.

Income tax expense was zero as the Company utilized income tax loss carryovers for which no provision has been made in the accounts.

PLASTICS BUSINESS

OVERVIEW

AT Plastics' business consists of - Specialty Polymers and Films. Specialty Polymers manufactures EVA copolymers, specialty low density compounds and homopolymers in a wide range of grades. Films manufactures single and multilayer specialty films.

REVENUES

The following table sets forth the US dollar amount of historical net sales and the percentage of historical net sales by product for AT Plastics for the years ended December 31, 1999 through December 31, 2003. AT Plastics' revenues are primarily a function of (i) the volume of product produced by AT Plastics and
(ii) the prices for such products. Prices for AT Plastics' products are generally determined by the relative balance of supply and demand in its markets, the value provided to customers by AT Plastics' product quality, competitive forces, the general economy, the petrochemical cycle and the costs of principal feedstocks. Primary feedstock costs are generally linked to the market prices for natural gas.

                                                             YEARS ENDED DECEMBER 31,
                      -----------------------------------------------------------------------------------------------------------
                         1999         %       2000          %       2001         %        2002          %       2003          %
                      -----------------------------------------------------------------------------------------------------------
                                                               (US DOLLARS IN MILLIONS)
Specialty Polymers    $   105.6       6.9   $   127.7       2.5   $   121.2      82.3   $   119.7      82.4   $   134.8      82.6
Films                      27.0       0.4         7.0      17.5        26.0      17.7        26.3       8.0        28.4      17.4
                      ---------     -----   ---------    ------   ---------    ------   ---------     -----   ---------     -----
Net Sales                 132.6     100.0       154.7     100.0       147.2     100.0   $   146.0     100.0   $   174.3     100.0
                      =========     =====   =========    ======   =========    ======   =========     =====   =========     =====

AT Plastics' production volumes have generally risen over the past five years as new production capacity was commissioned and new technologies implemented to increase throughput. From 1996 through 1999, AT Plastics invested in an expansion program that included a new large reactor for the Specialty

Polymers business (the "5R Reactor") that complemented production of the four existing reactors. The 5R Reactor came on stream in 1999. These investments increased capacity by approximately 79% in the Specialty Polymers business. In addition, an expansion of the Films business increased capacity by approximately 30%. Through 2002 and 2003, new technologies were implemented, specifically on the 5R Reactor, that have further increased throughput and production efficiencies.

The following table provides an overview of AT Plastics' production volumes and sales volumes:

                                                    YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------------------
                                    1999         2000         2001         2002        2003
                                 --------------------------------------------------------------
                                               (IN THOUSANDS OF TONNES PER YEAR)
PRODUCTION VOLUMES
   Specialty Polymers                 127.2        136.9        125.8        131.7        132.9
   Films                               12.5         13.3         12.0         13.3         13.3
SALES VOLUMES
   Specialty Polymers                 120.2        133.1        126.1        131.6        132.2
   Films                               12.5         12.0         11.9         12.9         12.8

COSTS

AT Plastics' operating cost structure is primarily dependent on the costs of its raw materials, particularly ethylene, vinyl acetate and commodity resins, which are generally driven by changes in the price of natural gas. Logistics costs, including transportation, warehousing and rail car costs, have been gradually managed downward over the past two years. Costs for VAM, which are driven by market cycles and fluctuate with the cost of ethylene and supply demand, have historically been volatile and account for approximately 10% of AT Plastics' total production costs.

Ethylene is the major raw material for AT Plastics' main business segment, representing approximately 50% of its cost of sales. In 1999 AT Plastics began purchasing ethylene directly under a long term contract with Novacor Chemicals Ltd. (now NOVA Chemicals Corp.) that has ensured a long-term supply of ethylene for AT Plastics. This new "cost of manufacture-related" contract is expected to continue to provide a favourable ethylene cost, as compared to the contract price of ethylene on the US Gulf Coast. A provision has been made for incremental ethylene supply to support increased volume for potential increased production in the future. Under this long-term contract, with the price based on several benchmark parameters, including the cost of natural gas and the price of US Gulf Coast ethylene, AT Plastics has enjoyed a cost advantage for its ethylene due to the "Alberta Advantage". The "Alberta Advantage" refers to the historically lower price of natural gas in Alberta, compared to the United States, due to differing supply and demand factors, extraction and gathering efficiencies and distribution costs.

Natural gas prices over the last ten years were relatively stable with small incremental adjustments for market and seasonal conditions. Very unusual circumstances in the fourth quarter of 2000 and in early 2001 caused an almost quadrupling of historical gas prices which resulted in a doubling of ethylene purchase costs for AT Plastics compared to 2000. Natural gas prices then declined solely through 2002 but spiked upward again through the first six months of 2003. Since that time gas prices have remained high by historical standards although not as volatile.

Because of the increase in volatility of natural gas pricing over the past two years, until recently it has been difficult for AT Plastics to pass the full cost increase through to its customers. Price increases were announced by industry participants in early 2001, but the duration of the cost spike allowed for only minor gains in selling prices involving certain market segments. To further help offset the increase in raw material costs, AT Plastics maintained strong cost control measures, including overhead reductions. In addition, for the winter of 2001 to 2002, AT Plastics hedged its natural gas exposure using call options that protected it from a price increase, but allowed AT Plastics to fully benefit from the lower gas prices over the period. This program of purchasing call options on natural gas was continued through 2002 and early 2003, and has helped mitigate the effects of a natural gas price spike in the markets through the first half of 2003. In addition, selling price increases were successfully implemented in the first quarter of 2003 to help offset the impact of higher raw material costs resulting primarily from the increase in the price of natural gas in the period.

The Company acquired AT Plastics on August 5, 2003 and consolidated its results of operations in its consolidated financial statements from that date. The analysis which follows has been prepared on a pro forma basis as if the Company had acquired the Business on January 1, 2000.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

SPECIALTY POLYMERS AND FILMS BUSINESS

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date. The analysis which follows has been prepared on a pro forma basis as if we had acquired the

Business on January 1, 2002.

NET SALES

For the twelve months ended December 31, 2003, compared to the twelve months ended December 31, 2002, net sales increased by 11.8% or $17.3 million to $163.3 million from $146.0 million. Specialty mix for the Polymers business improved 2.3% by volume over the same period last year as target account improvements were offset by generally weak US economic performance, and as the Company participated in more opportunistic commodity business in the first half of the year. Films pricing increased 13% on similar volumes to last year.

GROSS PROFIT

Gross profit for the twelve months ended December 31, 2003, decreased by 8.5% or $2.3 million to $25.1 million from $27.4 million in the comparable period of 2002. Over the same period, US natural gas prices increased by 64% negatively impacting gross profit. Both business units experienced reduced margins for the year due to higher sales into commodity markets that resulted from slow US demand for premium products. In addition, gross profit for 2003 was reduced by a restructuring charge of $1.2 million incurred in the first quarter.

OPERATING EARNINGS

Operating earnings for the twelve months ended December 31, 2003 decreased by $1.9 million or 12% to $13.8 million from $15.7 million in the prior year. The continued appreciation of the Canadian dollar versus the US in the quarter (up 11% for the year to date and 16% quarter over quarter) has materially affected Canadian dollar denominated costs. In addition, operating earnings for 2003 were reduced by a restructuring charge of $1.2 million incurred in the first quarter.

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001

SALES

For the year ended December 31, 2002 compared to the year ended December 31, 2001, consolidated sales decreased by 1.5%, or US$2.3 million, to US$156.3 million from US$158.6 million. Although consolidated sales volumes in 2002 were 3.8% higher than in 2001, revenues declined compared to 2001 due to lower average revenue per pound in 2002 resulting from weak market demand and competitive pressures. Total volumes for Specialty Polymers increased 4.4% in 2002 compared to 2001, while total sales revenues declined due to lower, overall selling prices resulting from generally weak demand and competitive pressures during the year. Specialty Polymers instituted a new marketing and sales program in 2002 aimed at increasing sales of its higher-margin specialty products, supported by an incentive program that rewards new sales. While the program demonstrated good success in 2002, the lead-time to bring on a new customer to full volume is typically six to eighteen months, which includes product trials and development. As a result, the impact of the program was not experienced through the full year in 2002. Following the AT Plastics restructuring completed in early 2002, Films was given greater focus with a reorganized sales force and a number of initiatives undertaken to reduce costs and improve production efficiencies. As a result, sales volumes of film products rose 8.4% compared to 2001. As Films North American customer base is largely engaged in agriculture, AT Plastics is seeking to obtain counter-seasonal business in the Southern Hemisphere and incremental business from new products to fill capacity in the non-peak first and fourth fiscal quarters. Approximately 71% of sales revenues in 2002 were in the United States, 8% were overseas and the balance was to Canadian customers.

OPERATING INCOME

Operating income for the year ended December 31, 2002 increased by US$10.1 million to US$9.8 million from a loss of US$0.3 million in 2001, primarily due to ongoing initiatives to increase sales of AT Plastics' higher-margin specialty products, reduce costs and enhance production efficiencies. These improvements were somewhat offset by lower overall market prices experienced in the current year resulting from ongoing economic and geopolitical uncertainty. In addition, in 2001 a special charge of US$4.2 million was incurred to write off redundant equipment, and account for workforce reductions and one-time legal and accounting fees. Amortization costs were lower in 2002 due to an increase in the estimated useful lives of manufacturing assets to 20 years from 17.5 years.

NET INCOME (LOSS)

The net loss for the year ended December 31, 2002 decreased significantly to US$7.9 million from US$18.5 million in 2001 due to the factors discussed above. In addition, interest and fees on long-term debt were slightly lower in 2002 due to lower levels of debt during the year. In both 2002 and 2001, AT Plastics incurred charges associated with exit costs on previous lending facilities amounting to US$6.4 million and US$6.3 million, respectively. The net loss included a foreign exchange gain of US$0.7 million and a loss of US$0.4 million in 2002 and 2001, respectively, primarily on long-term debt denominated in foreign currencies. For the year ended December 31, 2001, AT Plastics generated a gain of US$0.9 million on the sale of assets, and a loss on discontinued operations of US$2.2 million. The reduced future income tax recovery in 2002 primarily reflects the reduced losses in 2002 as compared to 2001.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

SALES

For the year ended December 31, 2001 compared to the year ended December 31, 2000, consolidated sales decreased by 6.8% or US$11.6 million to US$158.6 million from US$170.2 million. Consolidated volume was also down 4% from the prior year. The reduction in sales and volumes was primarily due to the economic slowdown experienced during the year. In addition, Specialty Polymers exited from the Wire and Cable market in 2001, while weak export markets and a poor growing season in North America constrained sales of its films products. Approximately 60% of sales volume in 2001 was sold into the United States, 12% was exported overseas and the balance was sold to Canadian customers.

OPERATING INCOME

Operating income for the year ended December 31, 2001 decreased by US$12.5 million to a loss of US$0.3 million from income of US$12.2 million in 2000. Gross profit declined significantly due to the reduced sales levels resulting from weak economic conditions and generally higher raw material costs resulting from unprecedented spikes in natural gas and ethylene pricing during 2001. These cost increases were partially offset by an aggressive expense and cost reduction program. In addition, in 2001 a special charge of US$4.2 million was incurred to write off redundant equipment and account for workforce reductions and one-time legal and accounting fees. A special charge was incurred in 2000 to account for workforce reductions and the termination of certain employment contracts. In addition to the factors mentioned above, amortization charges increased to US$16.1 million in 2001 from US$14.2 million in 2000 due to investments made over the prior twelve months.

NET INCOME (LOSS)

AT Plastics incurred a net loss of US$18.5 million for the year ended December 31, 2001, compared to a net loss of US$18.1 million in 2000 due to the factors outlined above. Interest and fees on long-term debt were higher in 2001 due to higher levels of debt during the year. In 2001, AT Plastics incurred charges associated with exit costs on its old lending facility amounting to US$6.3 million. The net loss included foreign exchange losses primarily on long-term debt denominated in foreign currencies of US$0.4 million and US$1.1 million in 2001 and 2000 respectively. In 2001, AT Plastics generated a gain of US$0.9 million on the sale of assets. The higher reduction in future income tax recovery in 2001 compared to the prior year is due to the cumulative losses incurred in 2001 and 2000. AT Plastics also incurred a loss on discontinued operations of US$2.2 million and US$15.0 million in 2001 and 2000, respectively.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations through cash flow from operations and through different types of debt financing.

Cash flows from operating activities for the year ended December 31, 2003 were $11.4 million and were $5.2 million in 2002 and $24.6 million in 2001 (all figures prior to working capital changes).

Net cash used in investing activities for the year ended December 31, 2003, was $16.3 million and was $13.1 million in 2002 and $0.0 million in 2001. The increase in 2003 included $9.1 million of cash applied to the acquisition of AT Plastics. The increase from 2002 to 2001 was due to the capitalized costs associated with the scheduled maintenance turnaround which occurred in the fourth quarter of 2002.

Net cash used in financing activities for the year ended December 31, 2003, was $12.4 million and was $1.3 million in 2002 and $1.4 million in 2001. The increase in 2003 resulted from the repayment of long-term debts of AT Plastics offset by the net proceeds from the August 5, 2003 bond issuance described below. The decreases from 2002 to 2001 was due to the costs associated with the 2001 bond refinancing.

These changes resulted in a cash position at December 31, 2003 of $53.9 million and $61.9 million as of December 31, 2002 and $51.6 million as of December 31, 2001.

As of December 31, 2003 we had outstanding $265.0 million of senior unsecured notes. The notes have an eight-year term beginning August 1, 2001 and carry a fixed interest rate of 10.875%. During 2001 the

Company refinanced its $180 million 9.75% senior secured bonds due October 1, 2003 with the new issue of $190 million. The new bonds, which were issued at part, provide for semi-annual interest payments starting February 1, 2002. The notes are redeemable at the Company's option at any time after August 1, 2005 at specified redemption prices plus accrued interest.

To fund part of the AT Plastics Acquisition, on August 5, 2003 the Company issued an additional $75.0 million of 10 7/8% senior unsecured bonds due August 1, 2009. The bonds were issued at a price of 109.50% plus accrued interest from August 1, 2003 and provide for semi-annual interest payments starting February 1, 2004. The costs incurred in the refinancing of approximately $3.4 million are amortized as a charge to interest expense over the period that the bonds are outstanding. The premium on issuance of $7.125 million which has been recorded as a reduction to deferred financing costs is amortized as a credit to interest expense over the period that the bonds are outstanding.

The Company's Specialty Polymers and Films Business has a C$70.0 million committed revolving credit facility, which may be drawn in either Canadian or United States dollars. This facility bears interest at Canadian bank prime plus 1.125% per annum on Canadian dollar advances, U.S. base rate plus 1.125% per annum on U.S. dollar advances and bankers' acceptance rate plus 2.875% per annum on bankers' acceptances issued. This facility is secured by a first charge on accounts receivable, inventory and fixed and other assets of the business.

We believe cash reserves on hand, cash flow from operations and amounts available under the CIT Revolving Credit facilities will be sufficient to fund our capital requirements, debt service and working capital requirements for the foreseeable future.

While we remain alert for potentially accretive and strategic acquisitions our short-term focus will be on integration of the acquisition. We will consider strategic acquisitions that would be likely to enhance our range of products, complement our core markets, provide distribution and sales and marketing efficiencies or provide opportunities for technology gains or further operating efficiency gains.

CAPITAL EXPENDITURES

Capital expenditures for the year ended December 31, 2003 totalled $7.0 million consisting of $3.0 million of annual maintenance level capital expenditures for the Acetyls business, $2.0 million of maintenance level capital expenditures for the Specialty Polymers and Films Business after the Acquisition, environmental upgrades of $1.0 million and information technology upgrades of $1.0 million.

Capital expenditures during the year ended December 31, 2002 totalled $12.9 million including $4.6 million for the acquisition of the polyvinyl acetate assets of Rhodia at Roussillon, France, $3.0 million for costs associated with the planned turnaround at Pardies in November and December 2002 and additional investments at Roussillon of $1.0 million. The balance of $4.3 million represented maintenance-level capital expenditures.

Annual maintenance level capital expenditures are expected to be $3.5 million for the Acetyls Business and $5.0 million to $6.0 million for the Specialty Polymers and Films Business. In addition, a small maintenance turnaround expected to cost $2.0 million at the Pardies, France facility is scheduled for the fourth quarter of 2004.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in connection with any outstanding or future liabilities. The Company may also pursue selective expansion opportunities including the acquisition of other companies.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheet, and the reported amounts of revenues and expenses during the reporting period. We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See Note 1 to our annual consolidated financial statements for a more comprehensive discussion of our significant accounting policies.

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT

Our business is capital intensive and requires significant investments in property, plant and equipment. The recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. In cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset, a write-down is recognized equal to the excess of the carrying value over the fair value of the specific asset.

A prolonged economic downturn impacting demand for our products, or an increase in supply, could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, which are substantially outside of our control, would impact our estimates of future net cash flows to be generated by our production facilities. Consequently, it is possible that our future operating results could be materially and adversely affected by impairment charges related to the recoverability of our property, plant and equipment.

FUTURE INCOME TAXES

Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgements are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the utilization of existing loss carry forwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carry forwards and other income tax deductions will be utilized to offset future taxable income otherwise calculated. Management routinely reviews these judgments. On December 31, 2002, we concluded that sufficient uncertainty existed about the extent and timing of our ability to utilize our loss carry forwards and other available income tax deductions during the statutory carry forward periods in Canada, France and Spain, the principal countries where such deductions exist or are created, that we provided a valuation allowance against our net future tax asset. Changes in profitability in the future will impact future decisions about the realizability of these available tax assets.

ITEM 5    MARKET FOR SECURITIES

Acetex' securities are listed and posted for trading on the Toronto Stock Exchange.

ITEM 6 -  DIRECTORS AND OFFICERS

The following table sets forth certain information regarding the directors, executive officers and certain key employees of the Company:

NAME AND MUNICIPALITY OF RESIDENCE          POSITION
----------------------------------          ------------------------------------------------------
BROOKE N. WADE (a)                          Chairman and Chief Executive Officer and Director
Vancouver, British Columbia

KENNETH E. VIDALIN (b)                      President and Chief Operating Officer and Director
Vancouver, British Columbia

JOHN B. ZAOZIRNY, Q.C. (b)                  Director
Calgary, Alberta

JOHN L. GARCIA (b)                          Director
London, United Kingdom

PIERRE DUTHEIL (b)                          Director and Foreign Officer
Paris, France

ARNOLD L CADER (f)                          Director
Toronto, Ontario

JEAN-PIERRE SOUFFLET (c)                    Vice President and General Manager, Acetex Chimie
Paris, France                               S.A.

DONALD K. MILLER (d)                        Chief Financial Officer
Vancouver, British Columbia

DAVID W. ROSS (e)                           Corporate Secretary
Calgary, Alberta

GARY L. CONNAUGHTY                          President and Chief Executive Officer
Hiawassee, Georgia                          AT Plastics Inc.
LYNN HAYCOCK                                Assistant Corporate Secretary
Vancouver, B.C.

(a)  Director since 1994.

(b)  Director since 1995.

(c)  Vice President and General Manager since September, 2000.

(d)  Chief Financial Officer since 1995.

(e)  Corporate Secretary since 1994.

(f)  Director since 2003.

All directors of the Company serve terms of one year. There is no family relationship between any of the Directors and Officers.

BROOKE N. WADE is the Chairman of the Board, Chief Executive Officer and a Director of the Company. Mr. Wade has been a Director of the Company since 1994. From 1987 to October 1994, Mr. Wade was the President of Methanex (formerly Ocelot Industries Ltd. ("Ocelot")). Prior thereto, Mr. Wade served as Vice President, Finance for Ocelot. Mr. Wade is also the President of Wade Capital Corporation, a private company.

KENNETH E. VIDALIN is the President, Chief Operating Officer and a Director of the Company. Mr. Vidalin has been a Director of the Company since 1995. Until December 1994, Mr. Vidalin was a Director and Executive Vice President of Methanex where his duties included strategic direction of the company's marketing and operations. Mr. Vidalin joined Methanex (then Ocelot) in 1983 and also served as Vice President, Marketing and General Manager.

JOHN B. ZAOZIRNY, Q. C. has been a Director of the Company since 1995. Mr. Zaozirny has been counsel to the Canadian law firm McCarthy Tetrault LLP since July 1987 and is a director of a number of Canadian public companies. Prior to joining McCarthy Tetrault LLP, Mr. Zaozirny was the Minister of Energy and Natural Resources for the Province of Alberta, Canada from November 1982 to May 1986 and a partner of the Canadian law firm Russell & DuMoulin from July 1986 to 1987.

JOHN L. GARCIA, PH.D. has been a Director of the Company since 1995. Mr. Garcia is Managing Director of AEA Investors Inc. Previously he was Managing Director and Head of the Global Chemical Investment Banking Group with Credit Suisse First Boston since 1994 and prior thereto was a Managing Director with Wertheim Schroder & Co. Inc.

PIERRE DUTHEIL has been a Director of the Company since 1995. Mr. Dutheil has been an independent corporate advisor on cross border industrial and commercial operations since 1992. From 1980 to 1992, Mr. Dutheil was a corporate executive at Thomson-CSF, a major international high-technology group.

ARNOLD L. CADER was appointed a Director of the Company in October 2003 and was formerly the Chairman of AT Plastics. Mr. Cader is an independent business consultant and serves on the board of directors of a number of Canadian public and private companies.

JEAN PIERRE SOUFFLET has been Vice President and General Manager of Acetex Chimie since September 2000. Mr. Soufflet is a former President of Harris' European Subsidiary, a position he held from 1996 to 2000. Prior to that, he was Executive Vice President of Chemicals for Rhodia.

DONALD K. MILLER has been the Chief Financial Officer of the Company since June 1995. From 1976 to 1994, Mr. Miller was with the accounting firm of KPMG in Canada. Prior to joining the Company, Mr.

Miller was acting Chief Financial Officer of Ashton Mining of Canada Ltd., a publicly held Canadian corporation.

DAVID W. ROSS has been Corporate Secretary of the Company since December 1994. Mr. Ross is a partner of the Canadian law firm of Burnet, Duckworth & Palmer LLP. He was formerly a partner of McCarthy Tetrault LLP, with whom he practiced from 1984 to 2003.

GARY L. CONNAUGHTY has been the President and Chief Executive Officer of AT Plastics since May 2000. Prior to joining AT Plastics, Mr. Connaughty served as President of Winpak Films Inc., a position he assumed in 1997. Before working for Winpak, he held senior sales and marketing positions with CT Films, a division of Rexene Corporation and general management positions with Plicon Corporation.

MS. HAYCOCK joined Acetex in January of 1997 and holds various positions within the Company including Corporate Communications and Assistant to the Chairman.

Executive officers and directors as a group own 10,727,674 being approximately 31.64% of the outstanding Common Shares.

In addition to the employees working for the Company's Plastics Business and Acetyls Business the Company employs approximately 8 people in its head office in Vancouver.

COMMITTEES OF THE BOARD AND AUDIT COMMITTEE FINANCIAL EXPERT

The board has an audit committee the members of which are John B. Zaozirny, Q.C., John L. Garcia, Arnold Cader and Pierre Dutheil, a human resources and corporate governance committee the members of which are John L. Garcia, John B. Zaozirny, Q.C. and Pierre Dutheil. The board also has an environment committee, the members of which are Pierre Dutheil, John L. Garcia, John B. Zaozirny and Kenneth E. Vidalin. The directors are elected for a term ending at the next annual general Meeting of Acetex.

The Board of Directors of the Company has determined that Mr. John Garcia who serves on the Company's Audit Committee is an "audit committee financial expert" and is independent (as defined in the applicable rules).

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its Executive Officer, Chief Operating Officer and Chief Financial Officer. The Company has posted this Code of Ethics on its internet website located at www.acetex.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The breakdown of fees paid to the Company's principal accountant, KPMG LLP, is shown in the following table:

             AUDIT FEES   AUDIT RELATED FEES        TAX FEES    ALL OTHER FEES          TOTAL
             --------------------------------------------------------------------------------
      2002   $  197,000           $    8,000      $        0        $        0     $  205,000
      2003   $  563,000           $  183,000      $    1,000        $        0     $  746,000

The Audit Committee policy for 2003 was to decide on a case-by-case basis whether its outside auditors should be engaged for any matters outside its audit engagement. The Audit Committee has now approved a pre-approval policy effective for 2004. Generally speaking the Audit Committee will not engage the outside auditors to perform any prohibited service as defined in the policy but will consider pre-approval of permitted services in the areas of audit, audit related services, tax services and other permitted services. The Company's employees shall make a request for additional services by submitting the request to the Chief Financial Officer together with a description of the service, the estimated fee and a statement that the service is not a prohibited service. Where the aggregate fees are estimated to be less that $75,000 they will be submitted to the Chairman of the Audit Committee or his designate for consideration or approval. Where the aggregate fees are estimated to be greater than $75,000 the request will be submitted to the full Audit Committee for consideration and approval.

SHARE TRADING

The Company's common stock is publicly traded on the Toronto Stock Exchange under the symbol "ATX".

PRICES

DATE      HIGH      LOW        CLOSE   AVG. VOL.
------------------------------------------------
Dec       6.75      5.50       6.61       62,831
Nov       5.72      5.20       5.50       10,715
Oct       6.00      5.15       5.27       51,327
Sept      5.56      5.18       5.20       50,214

Aug       6.25      5.50       5.65       14,730
Jul       5.95      5.30       5.61        7,513
Jun       6.50      5.41       5.51        9,195
May       6.90      6.55       6.55        1,276
Apr       7.45      5.75       6.90        4,409
Mar       5.95      5.60       5.75       25,123
Feb       5.64      5.25       5.64       30,970
Jan       5.99      4.55       5.49       52,504

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and Registrar is Computershare Trust Company of Canada at its offices in Vancouver, Calgary and Toronto.

INTEREST OF EXPERTS

KPMG LLP and Nexant CHEMSYSTEMS each own less than 1% of the Common Shares of the Company.

ADDITIONAL INFORMATION

Additional information, including director's and officer's remuneration, the principal holders of Acetex' securities, options to purchase securities and interests of insiders in material transactions, is contained in Acetex' Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Acetex' comparative financial statements for the years ended December 31, 2003 and 2002. This information may be obtained on SEDAR and the Company's web site at www.acetex.com.

When the securities of Acetex are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of its securities, Acetex will upon request to the Corporate Secretary as listed below, provide to any person the following information:

(a) one copy of the Annual Information Form ("AIF") of Acetex, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into the AIF;

(b) one copy of the comparative financial statements of Acetex for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the issuer subsequent to the financial statements for its most recently completed financial year;

(c) one copy of the information circular of Acetex in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above.

At any other time, upon request to the Corporate Secretary, as listed below, provide to any person one copy of any other documents referred to in (i) to
(iii) above, provided Acetex may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Acetex.

For additional copies of this Annual Information Form or any of the materials listed in the preceding paragraphs, please contact:


                             David W. Ross, Corporate Secretary
                             Acetex Corporation
                             1400, 350 - 7th Avenue S.W.
                             Calgary, Alberta T2P 3N9

*